                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                         Todhunter International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  0008890501
                -------------------------------------------------
                                (CUSIP Number)

        Mr. Herman I. Merinoff           Andrew M. Crisses, Esq.
        c/o Charmer Industries Inc.      Baer Marks & Upham LLP
        19-50 48th Street                805 Third Avenue
        Astoria, New York  11105         New York, New York 10022
        (718) 726-2500                   (212) 702-5700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 21, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                             (Page 1 of 110 Pages)

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 2 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Herman Merinoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC, PF


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER    50,979  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER       0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER  50,979  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  50,979
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.0%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 3 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Merinoff Family Co., LLC

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    WC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    New York


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER     5,000  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER       0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER 5,000    (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,000
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .10%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    CO


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 4 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Linda Merinoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        15,755  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER       5,000  (See Item 5)
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER   15,755  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER  5,000  (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  20,755
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .42%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 5 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Barbara Merinoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        15,754  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER       5,000  (See Item 5)
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER   15,754  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER  5,000  (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  20,754
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .42%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 6 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Spencer Merinoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        21,379  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER      26,060  (See Item 5)
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER   21,379  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER 26,060  (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  47,439
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .96%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 7 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Charles Merinoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER         5,223  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER      15,530  (See Item 5)
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    5,223  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER 15,530  (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  20,753
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .42%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 8 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cathy Ellen Onufrychuk

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER         0

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER      15,530  (See Item 5)
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    0
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER 15,530  (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  15,530
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .31%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 9 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patricia North

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        15,754  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    15,754  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  15,754
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .32%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 10 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nancy Stone

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        15,754  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    15,754  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  15,754
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .32%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 11 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven Drucker

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        15,755  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    15,755  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  15,755
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .32%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 12 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Peter Baronoff

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        52,244  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    52,244  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  52,244
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.0%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 13 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Abby Crisses

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        10,448  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    10,448  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  10,448
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .21%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 14 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stephen Meresman

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER         5,224  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER     5,224  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,224
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .10%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 15 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce Levine

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER        13,061  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    13,061  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  13,061
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .26%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 16 of 110 Pages
----------------------                                  ---------------------

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jack Battipaglia

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS    SC


--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States


--------------------------------------------------------------------------------

                   7.  SOLE VOTING POWER         5,224  (See Item 5)

                ----------------------------------------------------------------
  NUMBER OF
   SHARES          8.  SHARED VOTING POWER         0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER     5,224  (See Item 5)
 PERSON WITH
                ----------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,224
                              (See Items 3 and 5)

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .10%
                                 (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON    IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 17 of 110 Pages
----------------------                                  ---------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to common stock, par value $.01 per share (the "Common Stock"), of Todhunter International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This Schedule 13D is filed by the persons set forth in Exhibit 1 hereto (the "Reporting Persons"). The Reporting Persons may be deemed a "group" for purposes of Rule 13d-5(b)(1) under the Securities and Exchange Act of 1934, as amended (the "Act"), as a result of their agreement to sell, on August 5, 1994, all of their shares of common stock, no par value per share, of Blair Importers Ltd., a New York corporation ("Blair"), which shares constituted all of the outstanding shares of common stock of Blair, to the Company in exchange for an aggregate of 261,214 shares of Common Stock. The Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other parties. The agreement by the Reporting Persons to sell their shares of common stock of Blair to the Company is more fully described in Items 3 and 5 of this
Schedule 13D.

         (b) The address of each Reporting Person is as set forth on Exhibit 1 hereto.

         (c) The present principal occupation or employment of each Reporting Person and the name and principal business address of the corporation or other organization in which such employment is conducted is as set forth on Exhibit 1 hereto.

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Reporting Person other than Merinoff Family Co., LLC, a New York limited liability company, is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The summaries of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         On August 5, 1994, the Company acquired all of the shares of common stock of Blair owned by the Reporting Persons, which constituted all of the outstanding shares of common stock of Blair, pursuant to a merger of the Company's subsidiary, Todhunter Acquisition, Inc., into Blair (the "Merger"). Pursuant to the terms of the Merger and in exchange for all of their shares of common stock in Blair, the Reporting Persons acquired an aggregate of 261,214 shares of Common Stock. The number of shares of Common Stock acquired by each Reporting Person is as set forth on Exhibit 1 attached hereto.

         In connection with the Merger, and in order to secure certain indemnification obligations of the Reporting Persons to the Company, the Reporting Persons agreed to place in escrow, among other things, all of the 261,214 shares of Common Stock acquired by them pursuant to the terms of the Merger. During the time in which their shares of Common Stock were held in escrow, the Reporting Persons did not have the right to vote or dispose of their shares of Common Stock. Pursuant to the terms of the escrow agreement entered into by the Company and each Reporting Person, the shares of Common Stock acquired pursuant to the Merger were to have been released from escrow on August 25, 1996. However, as a result of litigation between the Company and the Reporting Persons which arose after the Merger, such shares were not released from escrow until August 21, 1998, the date such Litigation was settled. Upon the release of such shares of Common Stock from escrow, the Reporting Persons retained voting and dispositive powers over the shares they are deemed to beneficially own, as described on Exhibit 1 attached hereto. Pursuant to the terms of the Merger, the Company was also obligated to issue up to an additional 261,214 shares of Common Stock to the Reporting Persons after September 30, 1999, if certain earnings levels of Blair were achieved between September 30, 1994 and September 30, 1999 (the "Earn Out Goal"). As part of the settlement of the Litigation, the Reporting Persons agreed to release the Company from its obligation to issue such additional shares if the Earn Out Goal is achieved.

                                  SCHEDULE 13D


----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 18 of 110 Pages
----------------------                                  ---------------------

     In addition to the shares of Common Stock acquired pursuant to the Merger, on May 3, 1995, Herman Merinoff, a Reporting Person, acquired an additional 2,000 shares of Common Stock on the open market at a price of $10.75 per share, or an aggregate of $21,500. Mr. Merinoff used personal funds to acquire such shares.

     On May 5, 1995, Merinoff Family Partnership, a New York general partnership now known as Merinoff Family Co., LLC, a New York limited liability company (the "LLC") acquired 3,000 shares of Common Stock on the open market at a price of $10.00 per share, or an aggregate of $30,000. In addition, on July 31, 1995, the LLC acquired 2,000 shares of Common Stock on the open market at a price of $9.58 per share, or an aggregate of $19,160. The LLC used funds from working capital to purchase such shares.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The text of Items 2 and 3 is hereby incorporated herein by reference.

         All of the 268,214 shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons' primary interest is to maximize the value of their investment in the Company.

         Other than as stated in Item 4 hereof, the Reporting Persons do not currently have any definitive plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)    Any action similar to any of those enumerated above.

         As of the date of this Schedule 13D, all of the Reporting Persons other than Herman Merinoff and the LLC intend to sell their shares of Common Stock to Efficiency Enterprises, Inc., a New York corporation ("Efficiency"), which is owned by the following Reporting Persons: (i) Linda Merinoff; (ii) Barbara Merinoff; (iii) Spencer Merinoff; (iv) Charles Merinoff; (v) Cathy Ellen Onufrychuk; (vi) Patricia North; (vii) Nancy Stone; and (viii) Steven Drucker. All of the shareholders of Efficiency are children or nieces and nephews of Herman Merinoff. An aggregate of 212,635 shares will be sold to Efficiency.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         The text of Items 3 and 4 is hereby incorporated herein by reference.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 19 of 110 Pages
----------------------                                  ---------------------

         The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         (a) As of August 21, 1998, each Reporting Person beneficially owned such number of shares of Common Stock as is set forth beside such Reporting Person's name on Exhibit 1 attached hereto. Such shares in the aggregate represent approximately 5.4% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a "group" for purposes of Rule 13d-5(b)(1) under the Act based upon their agreement to acquire shares of Common Stock pursuant to the terms of the Merger. In addition: (i) Herman Merinoff is the father of Linda Merinoff, Barbara Merinoff, Spencer Merinoff, Charles Merinoff and Cathy Ellen Onufrychuk; and (ii) Patricia North, Nancy Stone and Steven Drucker are siblings and are nieces and nephews of Herman Merinoff and cousins of Linda Merinoff, Barbara Merinoff, Spencer Merinoff, Charles Merinoff and Cathy Ellen Onufrychuk. The members of the LLC are Linda Merinoff, Barbara Merinoff, Spencer Merinoff, Charles Merinoff and Cathy Ellen Onufrychuk (the "LLC Members"). Spencer Merinoff serves as manager of the LLC. Accordingly, as a result of family relationships, the Reporting Persons may be deemed to be acting as a "group" for purposes of Rule 13d-5(b)(1) under the Act. Except as disclosed in Item 4 of this Schedule 13D, the Reporting Persons have not entered into any other agreements, arrangements or understandings with respect to the voting or disposition of the shares of Common Stock which they beneficially own. Notwithstanding the fact that the Reporting Persons may constitute a "group" for purposes of Rule 13d-5(b)(1) under the Act, each Reporting Person disclaims beneficial ownership of any shares owned by each other Reporting Person, except as set forth on Exhibit 1 hereto. The LLC Members may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by the LLC. Each LLC Member disclaims beneficial ownership of the shares of Common Stock owned by the LLC. Other than the agreement to acquire the 261,214 shares of Common Stock pursuant to the Merger and the 7,000 shares of Common Stock acquired in the open market and as set forth in Item 4, there is no other agreement among the Reporting Persons with respect to the shares of Common Stock acquired.

         (b) As of August 21, 1998, the Reporting Persons may be deemed to have an interest in the shares of Common Stock of the Company as set forth on
Exhibit 1 attached hereto:

         (c) The Reporting Persons did not consummate any transactions in respect of the Common Stock of the Company during the past sixty days.

         (d) Other than Charles Merinoff, Spencer Merinoff, Cathy Ellen Onufrychuk, Peter Baronoff and the LLC, no person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

         (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

         The text of Items 3 and 5 are hereby incorporated herein by reference.

         The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         Other than as described above and in Items 3, 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any shares of Common Stock of the Company, including but not limited to transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO  BE FILED AS EXHIBITS.
         ---------------------------------

         The following documents are filed as exhibits:

         Exhibit 1.  Reporting Persons, Occupations, Addresses and
                     Shareholdings.

         Exhibit 2. Merger Agreement dated as of August 5, 1994, as amended, among the Company, Todhunter Acquisition, Inc. and each of the Reporting Persons.

         Exhibit 3. Escrow Agreement dated as of August 5, 1994, by and among the Company, the Reporting Persons and First Union National Bank of Florida, as escrow agent.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 20 of 110 Pages
----------------------                                  ---------------------


         Exhibit 4. Agreement among the Reporting Persons as to authority to execute this Schedule 13D on behalf of all Reporting Persons.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 21 of 110 Pages
----------------------                                  ---------------------



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Herman Merinoff
                                         --------------------
                                         Herman Merinoff



Dated:  October 28, 1998

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 22 of 110 Pages
----------------------                                  ---------------------



                                   EXHIBIT 1
                                   ---------

                                                                         SOLE POWER
                                   EMPLOYER/ADDRESS                          TO       SHARED POWER   SOLE POWER TO    SHARED POWER
                     OCCUPATION OR        OR          SHARES      SHARES  VOTE OR TO  TO VOTE OR TO  DISPOSE OR TO    TO DISPOSE OR
                       PRINCIPAL       STATE OF    BENEFICIALLY   OWNED   DIRECT THE    DIRECT THE     DIRECT THE     TO DIRECT THE
NAME/ADDRESS           BUSINESS     INCORPORATION     OWNED      DIRECTLY    VOTE          VOTE      DISPOSITION OF   DISPOSITION OF
------------           --------     -------------     -----      --------    ----          ----      --------------   --------------
Herman Merinoff        Chairman     Charmer           50,979     50,979      50,979         0            50,979              0
10 Westcliff Drive                  Industries Inc.
Lake Success, NY 11020              19-50 48th Street
                                    Astoria, NY 11105


Merinoff Family Co.,   Investment
LLC c/o                Management      New York       5,000      5,000       5,000          0            5,000               0
Andrew Crisses
1615 Northern Boulevard
Manhasset, NY 11030


Linda Merinoff         Self-employed-     N/A       20,755/(1)/   15,755      15,755    5,000/(1)/        15,755         5,000/(1)/
1639 Ben Lomond Drive    Free-lance
Glendale, CA 91202         writer


Barbara Merinoff       Self-employed  360 East      20,754/(1)/   15,754      15,754    5,000/(1)/        15,754         5,000/(1)/
360 East 72nd Street   -Independent   72nd Street
New York, NY 10021        travel      New York, NY
                        contractor    10021


Spencer Merinoff       President      Premier   47,439/(1)(2)(3)/  15,755   21,379/(2)/  26,060/(1)(3)/  21,379/(2)/  26,060/(1)(3)/
3700 Island Boulevard                 Beverage
Williams Island,                      Company, LLC
FL 33160                              3700 Commerce
                                      Parkway
                                      Miramar, FL 33025


Charles Merinoff       President     Charmer    20,753/(1)(4)(5)/     0   5,223/(4)/  15,530/(1)(5)/  5,223/(4)/   15,530/(1)(4)(5)/
317 Massachusetts                    Industries, Inc.
Avenue                               19-50 48th Street
Haworth, NJ 07641                    Astoria, NY 11105


Cathy Ellen            Homemaker     N/A        15,530/(1)(6)/        0       0       15,530/(1)(6)/      0        15,530/(1)(6)/
Onufrychuk
6685 Rutlege Drive
Fairfax Station,
VA 22039


Patricia North         Homemaker     N/A        15,754            15,754    15,754           0          15,754           0
10 Farmers Road
Kings Point,
NY 11024


Nancy Stone            Homemaker     N/A        15,754            15,754    15,754           0          15,754           0
7 Channel Drive
Kings Point,
NY 11024


Steven Drucker         President     Service-   15,755            15,755    15,755           0          15,755           0
8 Emerson Road                       Universal
Brookville, NY 11545                 Distributors, inc.
                                     19-50  48th Street
                                     Astoria, NY 11105


                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 23 of 110 Pages
----------------------                                  ---------------------



                                                                         SOLE POWER
                                   EMPLOYER/ADDRESS                          TO       SHARED POWER   SOLE POWER TO    SHARED POWER
                     OCCUPATION OR        OR          SHARES      SHARES  VOTE OR TO  TO VOTE OR TO  DISPOSE OR TO    TO DISPOSE OR
                       PRINCIPAL       STATE OF    BENEFICIALLY   OWNED   DIRECT THE    DIRECT THE     DIRECT THE     TO DIRECT THE
NAME/ADDRESS           BUSINESS     INCORPORATION     OWNED      DIRECTLY    VOTE          VOTE      DISPOSITION OF   DISPOSITION OF
------------           --------     -------------     -----      --------    ----          ----      --------------   --------------
Peter Baronoff         President    Sun Capital,      52,244     47,020   52,244/(7)/        0       52,244/(7)/             0
3969 N.W.                           Inc. 929
52nd Street                         Clint Moore Road
Boca Raton,                         Boca Raton,
FL 33498                            FL 33487


Abby Crisses           Homemaker    N/A               10,448     10,448   10,448             0       10,448                  0
8 Cow Lane
Kings Point,
NY 11024


Stephen Meresman       Vice         Charmer           5,224      5,224    5,224              0       5,224                   0
381 West Neck Road     President    Industries Inc.
Lloyd Harbor,                       19-50  48th
NY 11743                            Street
                                    Astoria, NY 11105


Bruce Levine           Vice         Charmer           13,061     13,061   13,061             0       13,061                  0
221 Melbourne Road     President    Industries Inc.
Great Neck, NY 11021                19-50  48th
                                    Street
                                    Astoria, NY 11105


Jack Battipaglia       Vice         Charmer           5,224      5,224    5,224              0       5,224                   0
5 Caterina Court       President    Industries Inc.
Dix Hills, NY 11746                 19-50  48th
                                    Street
                                    Astoria, NY 11105
====================================================================================================================================

______________________

(1) Includes beneficial ownership of 5,000 shares of Common Stock directly owned by Merinoff Family Co., LLC (the "LLC"). The Reporting Person disclaims beneficial ownership of such shares.
(2) Includes 2,812 shares of Common Stock beneficially held as custodian for each of Leslie Merinoff and Andrew Merinoff, the children of Charles Merinoff and the grandchildren of Herman Merinoff.
(3) Includes 10,530 shares beneficially held as co-trustee for each of the Charles Merinoff Trust and the Cathy Ellen Onufrychuk Family Trust.
(4) Includes 1,742 shares of Common Stock beneficially held as custodian for each of, Brian Onufrychuk and Jacob Onufrychuk and 1,739 shares of Common Stock beneficially held as custodian for Zachary Onufrychuk, the children of Cathy Ellen Onufrychuk and the grandchildren of Herman Merinoff.
(5) Includes 10,530 shares of Common Stock beneficially held as co-trustee for the Cathy Ellen Onufrychuk Family Trust.
(6) Includes 10,530 shares of Common Stock beneficially held as co-trustee for the Charles Merinoff Trust.
(7) Includes 2,612 shares of Common Stock beneficially held as custodian for each of Shanna Baronoff and Jillian Baronoff, the children of Peter Baronoff.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 24 of 110 Pages
----------------------                                  ---------------------



                                                                       EXHIBIT 2



                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                         TODHUNTER INTERNATIONAL, INC.,

                         TODHUNTER ACQUISITIONS, INC.,

                             BLAIR IMPORTERS, LTD.

                                      AND

                   THE STOCKHOLDERS OF BLAIR IMPORTERS, LTD.


                             DATED: APRIL 22, 1994

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 25 of 110 Pages
----------------------                                  ---------------------



                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----


1.   Definitions..........................................................   28

2.   Basic Transaction....................................................   33
     (a)   The Merger.....................................................   33
     (b)   The Closing....................................................   33
     (c)   Effect of Merger...............................................   34
           (i)       General...............................................  34
           (ii)      Certificate of Incorporation..........................  34
           (iii)     Bylaws................................................  34
           (iv)      Directors and Officers................................  34
           (v)       Conversion of Blair Shares............................  34
           (vi)      Treasury Shares.......................................  35
           (vii)     Fractional Shares.....................................  35
           (viii)    Conversion of Merger Sub Shares.......................  35
     (d)   Procedure for Payment...........................................  35

3.   Representation and Warranties of Blair and the Blair Stockholders.....  37
     (a)   Organization, Qualification, and Corporate Power................  37
     (b)   Capitalization..................................................  37
     (c)   No Blair Subsidiaries...........................................  37
     (d)   Authorization of Transaction....................................  38
     (e)   Noncontravention................................................  38
     (f)   Financial Statements............................................  38
     (g)   Accounts Receivable.............................................  39
     (h)   Undisclosed Liabilities.........................................  39
     (i)   Related Parties.................................................  40
     (j)   Brokers' Fees...................................................  40
     (k)   Taxes...........................................................  40
     (l)   Properties......................................................  41
     (m)   Contracts.......................................................  42
     (n)   Material Contract Defaults......................................  42
     (o)   Compliance with Laws; Permits; Consents.........................  43
     (p)   Insurance.......................................................  43
     (q)   Trademarks, Trade Names and Know-How............................  43
     (r)   Employee Benefit Plans..........................................  44
     (s)   Legal Proceedings...............................................  46

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 26 of 110 Pages
----------------------                                  ---------------------



     (t)     Absence of Certain Changes or Events............  46
     (u)     Reports.........................................  47
     (v)     Blair Stockholder Approval......................  47
     (w)     Statements True and Correct.....................  47
     (x)     Environmental Matters...........................  47
     (y)     Labor Matters...................................  48
     (z)     Investment Intent...............................  49
     (aa)    Inventories.....................................  49
     (bb)    Customers and Suppliers.........................  49
     (cc)    No Other Agreements to Sell Blair...............  50
     (dd)    Projections.....................................  50
     (ee)    Propriety of Past Payments......................  50


4.   Representations and Warranties of Todhunter and
     Merger Sub..............................................  50
     (a)     Organization, Qualification, and
             Corporate Power.................................  51
     (b)     Capitalization..................................  51
     (c)     Todhunter Subsidiaries..........................  51
     (d)     Authorization of Transaction....................  52
     (e)     Noncontravention................................  52
     (f)     No Prior Activities.............................  53
     (g)     SEC Filings.....................................  53
     (h)     Brokers' Fees...................................  53
     (i)     Statements True and Correct.....................  53
     (j)     Todhunter Approval..............................  53
     (k)     Status of Todhunter Shares......................  54


5.   Covenants...............................................  54
     (a)    Delivery of Financial Information................  54
     (b)    Governmental Matters.............................  54
     (c)    Conduct of Business Prior to the
            Effective Time...................................  54
     (d)    Forbearance......................................  54
     (e)    Issuance of Securities...........................  56
     (f)    No Acquisitions..................................  56
     (g)    Other Actions....................................  56
     (h)    Tax-Free Reorganization Treatment................  56
     (i)    Full Access......................................  56
     (j)    Notice of Material Adverse Developments..........  57
     (k)    Exclusivity......................................  57
     (l)    Filings with the State Offices...................  57
     (m)    Press Releases...................................  58
     (n)    Current Information..............................  58
     (o)    Miscellaneous Agreements and Consents............  58

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 27 of 110 Pages
----------------------                                  ---------------------


     (p)    Indemnification................................  58
     (q)    Blair's Identity...............................  62
     (r)    Incidental Registration Rights.................  62
     (s)    Disclosure Schedules and Exhibits..............  63


6.   Conditions to Obligation to Close.....................  63
     (a)    Conditions to Obligation of Todhunter and
            Merger Sub.....................................  63
     (b)    Conditions to Obligation of Blair..............  65


7.   Termination...........................................  67
     (a)    Termination of Agreement.......................  67
     (b)    Effect of Termination..........................  68


8.   Miscellaneous.........................................  68
     (a)    Survival.......................................  68
     (b)    Press Releases and Announcements...............  68
     (c)    No Third Party Beneficiaries...................  69
     (d)    Entire Agreement...............................  69
     (e)    Successors and Assigns.........................  69
     (f)    Counterparts...................................  69
     (g)    Headings.......................................  69
     (h)    Notices........................................  69
     (i)    Governing Law..................................  70
     (j)    Amendments and Waivers.........................  70
     (k)    Severability...................................  70
     (l)    Expenses.......................................  71
     (m)    Construction...................................  71
     (n)    Incorporation of Exhibits and Schedules........  71
     (o)    Remedies Cumulative............................  71
     (p)    Dispute Resolution.............................  72


9.   Stockholders' Committee...............................  72
     (a)    Appointment of Stockholders' Committee.........  72
     (b)    Authority......................................  73
     (c)    Reliance.......................................  74
     (d)    Actions by Blair Stockholders..................  75
     (e)    Additional Baronoff Protective Provisions......  75
     (f)    Indemnification of Stockholders' Committee.....  75

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 28 of 110 Pages
----------------------                                  ---------------------


                          AGREEMENT AND PLAN OF MERGER


         This AGREEMENT AND PLAN OF MERGER (the"Agreement") is entered into as of April 22, 1994 by and among Todhunter International, Inc., a Delaware corporation ("Todhunter"), Todhunter Acquisition, Inc., a New York corporation ("Merger Sub"), Blair Importers, Ltd., a New York corporation ("Blair") and the undersigned stockholders of Blair (the "Blair Stockholders"). Todhunter, Merger Sub, Blair and the Blair Stockholders are referred to collectively herein as the "Parties".


                              W I T N E S S E T H:
                              -------------------


         WHEREAS, Merger Sub is a wholly-owned subsidiary of Todhunter;

         WHEREAS, the Boards of Directors of Todhunter and Blair deem the merger of Merger Sub into Blair, whereby Blair will be the surviving corporation and the Blair Stockholders will become stockholders of Todhunter on the terms set forth herein, to be desirable and in the best interests of their respective stockholders and have approved this Agreement;

         WHEREAS, prior to or concurrently herewith, Todhunter and the Blair Stockholders have approved this Agreement and the merger contemplated hereby; and

         WHEREAS, the parties intend that this Agreement constitute a plan of reorganization by a transaction of a type described in Section 368(a) of the Internal Revenue Code of 1986, as amended.

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

         1.     Definitions.
                -----------

                "Additional Todhunter Share Component" shall mean the number of Todhunter Shares obtained by dividing (i) the Additional Todhunter Share Value by (ii) the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding September 30, 1999, or a prior Early Payment Event; provided, however, that in no event shall the Additional Todhunter Share Component exceed the Initial Todhunter Share Component, adjusted for stock splits, stock dividends or recapitalizations with respect to Todhunter Shares occurring on or after the

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 29 of 110 Pages
----------------------                                  ---------------------




Closing and prior to the date of issuance of the Additional Todhunter Share Component and, provided further, that if the limitation with respect to the Additional Todhunter Share Component not exceeding the Initial Todhunter Share Component shall result in the Additional Todhunter Share Component being a lesser number of Shares than the number of Shares derived from the calculation set forth above, then the Blair Stockholders shall receive, in addition, a Boot Payment. "Boot Payment" means a payment in cash equal to the difference between the Additional Todhunter Share Value and an amount that is equal to (i) the Additional Todhunter Share Component, adjusted for such limitation, multiplied by (ii) the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding September 30, 1999, or a prior Early Payment Event, to the Blair Stockholders; provided, however, that the Boot Payment shall not in any case exceed an amount equal to 20% of Total Consideration. For purposes of this definition, "Total Consideration" means the Initial Todhunter Share Value plus the Additional Todhunter Share Value (including, for calculation purposes, the Boot Payment amount) but excluding amounts treated as interest income under the Internal Revenue Code.

         "Additional Todhunter Share Value" shall mean eight (8) times the average annual net income, after all Federal, state, local or foreign income taxes and provisions therefor, of Blair and, subject to Section 5(q) below and to the Blair Stockholders' rights upon an Early Payment Event, any successor subsidiary or division of Todhunter for the five fiscal years beginning October 1, 1994 and ending September 30, 1999, or, in the event of the occurrence of a prior Early Payment Event, such average net income for the periods including the fiscal year ended September 30, 1995 and all subsequent fiscal years ending prior to the date of such Early Payment Event, or, in the event of an Early Payment Event occurring prior to September 30, 1995, such average Net Income for the portion of the fiscal year ending on the date of such Early Payment Event. In no event shall the Additional Todhunter Share Value exceed $4,000,000. For all purposes hereof, such net income, after taxes, will be calculated in accordance with GAAP and in a manner consistent with Blair's audited financial statements for the year ended December 31, 1993, including, but not limited to, principles regarding recognition of revenue and expense, and calculated to give effect to Blair's inventories stated at first-in, first-out basis ("Net Income"); provided, however, that (i) no income or deduction shall be included for extraordinary items, for these purposes including, but not limited to, any cancellation of debt income, provided, however, that income or deduction resulting from the sale of a proprietary brand of Blair shall not be considered extraordinary, (ii) portions of Todhunter's general and administrative expenses will be allocated to Blair or its successor subsidiary or division based upon the proportion of its net sales to the consolidated net sales of Todhunter,
(iii) all other intercompany charges will be allocated to Blair or its successor subsidiary or division on an actual cost basis, (iv) the aggregate expenses in excess of $150,000 incurred by Todhunter, Blair, or its successor subsidiary or division in relocating the offices of Blair to Florida or such other location as Todhunter may designate, including, for these purposes, but not limited to, costs and expenses relating to building the relocated office space for the personnel of Blair, the

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 30 of 110 Pages
----------------------                                  ---------------------



costs of furniture, fixtures and office equipment relating to the relocated office space, relocation expenses of Blair employees moved to Florida, and the severance pay of any employee of Blair terminated by Blair or Todhunter or that resigns from Blair prior to or in connection with such relocation, shall be allocated to Blair or its successor subsidiary or division for the fiscal year ended September 30, 1995, if incurred prior to October 1, 1994, or for the fiscal year in which incurred, if incurred on or after October 1, 1994, and shall not be deemed an extraordinary item for this purpose, and (v) the loan transaction fees or other costs and expenses (including, without limitation, legal and accounting fees) of Todhunter, Merger Sub or Blair incurred in connection with obtaining the financing contemplated by Section 6(a)(i) hereof shall be deducted from the Net Income of Blair or its successor subsidiary or division for the fiscal year ended September 30, 1995.

                "Benefit Plan" has the meaning set forth in Section 3(r)(i) below.

                "Blair Disclosure Schedule" has the meaning set forth in Article 3 below.

                "Blair Financial Statements" has the meaning set forth in
Section 3(f) below.

                "Blair Share" means any share of the Common Stock, no par value per share, of Blair.

                "Blair Stockholder" means the undersigned shareholders of Blair, who will constitute all persons who or which hold any Blair Shares immediately prior to the Effective Time.

                "Certificate of Merger" has the meaning set forth in Section 2(b) below.

                "Closing" has the meaning set forth in Section 2(b) below.

                "Closing Date" has the meaning set forth in Section 2(b) below.

                "Confidential Information" means any information concerning or related to the businesses, assets, operation, financial conditions and affairs of Todhunter, Merger Sub or Blair.

                "Condition" has the meaning set forth in Section 3(a) below.

                "Core Blair Stockholders" means Peter Baronoff and Herman Merinoff.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 31 of 110 Pages
----------------------                                  ---------------------


                "Early Payment Event" means the sale by Todhunter of the Blair shares, the sale of substantially all of the Blair assets, the merger or other material reorganization of Blair (other than with one of its affiliates, provided that Todhunter is in compliance with Section 5(q)), the liquidation of Blair, or the failure of Todhunter Shares to be traded on NASDAQ (or the New York Stock Exchange or any other exchange reasonably acceptable to the Blair Stockholders).


                "Effective Time" has the meaning set forth in Section 2(c)(i) below.

                "Environmental Laws" has the meaning set forth in Section 3(x) below.

                "Escrow Agent" shall mean First Union National Bank of Florida, or such other escrow agent as shall be mutually agreed upon by the Parties.

                "Escrow Agreement" shall mean the Escrow Agreement dated as of the Closing among Todhunter, Blair, the Blair Stockholders and the Escrow Agent.

                "GAAP" means United States generally accepted accounting principles as in effect from time to time.

                "Hazardous Material" has the meaning set forth in Section 3(x) below.

                "Indemnified Party" has the meaning set forth in Section 5(p) below.

                "Initial Todhunter Share Component" shall mean the number of Todhunter Shares obtained by dividing (i) the Initial Todhunter Share Value by
(ii) the Todhunter Closing Date Share Price.

                "Initial Todhunter Share Value" shall mean $4,000,000.

                "Insurance Policies" has the meaning set forth on Section 3(p).

                "Internal Revenue Code" means the Internal Revenue Code of 1986.

                "IRS" means the Internal Revenue Service.

                "Knowledge", with respect to a Core Blair Stockholder means actual knowledge, after reasonable investigation; with respect to any other Blair Stockholder means actual knowledge; and with respect to Blair, means the actual knowledge of the current members of the board of directors and the current officers of Blair, after reasonable investigation.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 32 of 110 Pages
----------------------                                  ---------------------

                "Merger" has the meaning set forth in Section 2(a) below.

                "Merger Sub Share" means any share of the Common Stock, $.01 par value per share, of Merger Sub.

                "New York Act" means the New York Business Corporation Law.

                "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

                "Party" has the meaning set forth in the preface above.

                "Permits" has the meaning set forth in Section 3(o) below.

                "Regulatory Authority" means any agency or department of any federal, state or local government, or the staffs thereof.

                "SEC" means the Securities and Exchange Commission.

                "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

                "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, (d) liens on goods in transit incurred pursuant to documentary letters of credit, (e) purchase money liens and liens securing rental payments under capital lease arrangements, and (f) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

                "Stockholders' Committee" has the meaning set forth in Article 9 below.

                "Subsidiary" means all those corporations, associations or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent.

                "Surviving Corporation" has the meaning set forth in Section 2(a) below.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 33 of 110 Pages
----------------------                                  ---------------------


                "Todhunter" means Todhunter International, Inc., a Delaware corporation.

                "Todhunter Closing Date Share Price" means the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding the Closing.

                "Todhunter Disclosure Schedule" has the meaning set forth in
Article 4 below.

                "Todhunter Share" means any share of the Common Stock, $.01 par value per share, of Todhunter.

                "Total Consideration" has the meaning set forth in the definition of Additional Todhunter Share Component above.

         2.     Basic Transaction.
                -----------------

         (a)    The Merger.  On and subject to the terms and conditions of this
                ----------
Agreement, Merger Sub will merge with and into Blair (the "Merger") at the Effective Time. The separate corporate existence of Merger Sub shall thereupon cease, and Blair shall be the corporation surviving the Merger (the "Surviving Corporation"), and shall continue to be governed by the laws of the State of New York. All Merger Sub Shares issued and outstanding immediately prior to the Effective Time shall be converted into the same number of issued and outstanding Blair Shares. All Blair Shares issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive Todhunter Shares pursuant to Section 2(c)(v) below and the other terms of this Agreement.

         (b)    The Closing. The closing of the transactions contemplated by
                -----------
this Agreement (the "Closing") shall take place at the offices of Gunster, Yoakley & Stewart, P.A., Suite 500 East, 777 South Flagler Drive, West Palm Beach, Florida 33401, commencing at 9:00 a.m. local time, on the second (2nd) business day following the date that all of the conditions precedent specified in Article 6 of this Agreement have been satisfied or waived by the Party or Parties permitted to do so, or such other date as Todhunter and Blair may mutually determine (the "Closing Date"). At the Closing, (i) Blair will deliver to Merger Sub and Todhunter the various certificates, instruments, and documents referred to in Section 6(a) below, (ii) Merger Sub and Todhunter will deliver to Blair the various certificates, instruments, and documents referred to in
Section 6(b) below, (iii) Merger Sub and Blair will file with the Secretary of State of the State of New York, a Certificate of Merger in the form attached hereto as Exhibit A (the "Certificate of Merger"), and (iv) Todhunter will
          ---------
deliver to the Escrow Agent, in the manner provided below in this

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 34 of 110 Pages
----------------------                                  ---------------------


Section 2 the certificates evidencing the Todhunter Shares to be issued in the Merger pursuant to Section 2(d)(i) below.

                (c)  Effect of Merger.
                     ----------------

                    (i) General. The Merger shall become effective on the date
                        -------
and at the time (the "Effective Time") the Certificate of Merger is filed with the Secretary of State of the State of New York, which shall be the date of the Closing (or such later date and time as may be specified in such Certificate), unless otherwise agreed to by Todhunter and Blair. The Merger shall have the effect set forth in the New York Act. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Merger Sub or Blair in order to carry out and effectuate the transactions as contemplated by this Agreement. All of the Todhunter Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger.

                    (ii) Certificate of Incorporation. The Certificate of
                         ----------------------------
Incorporation of Blair in effect currently and at and as of the Effective Time, a copy of which is attached hereto as a part of Schedule 3(a), will remain the
                                                -------------
Certificate of Incorporation of the Surviving Corporation without any modification or amendment in the Merger.

                    (iii) Bylaws. The Bylaws of Blair in effect currently and at
                          ------
and as of the Effective Time, a copy of which is attached hereto as a part of
Schedule 3(a), will remain the Bylaws of the Surviving Corporation without any
-------------
modification or amendment in the Merger.

                    (iv) Directors and Officers. From and after the Effective
                         ----------------------
Time the directors of the Surviving Corporation shall be as designated by Todhunter and the officers shall be elected by such directors, provided, however, that until the earlier of (i) the issuance of the Additional Todhunter Share Component or (ii) a prior Early Payment Event, the Surviving Corporation board of directors shall continue to consist of at least three directors, one of which shall be Peter Baronoff, or, if he is unable to serve or otherwise no longer serves as such, a person designated by the Stockholders' Committee and reasonably acceptable to Todhunter.

                    (v) Conversion of Blair Shares. At and as of the Effective
                        --------------------------
Time, by virtue of the Merger and without any action on the part of the holders thereof, each Blair Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive (A) subject to the Escrow Agreement, that number of Todhunter Shares as shall be equal to the quotient obtained by dividing (i) the Initial Todhunter Share

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 35 of 110 Pages
----------------------                                  ---------------------



Component by (ii) the number of Blair Shares issued and outstanding immediately prior to the Effective Time and (B) following completion of the audited financial statements of Blair or, subject to Subsection 5(q) below and the Blair Stockholders' rights with respect to an Early Payment Event, its successor subsidiary or division of Todhunter for the fiscal year ended September 30, 1999, or upon the earlier occurrence of an Early Payment Event, that number of Todhunter Shares as shall be equal to the quotient obtained by dividing (i) the Additional Todhunter Share Component by (ii) the number of Blair Shares issued and outstanding immediately prior to the Effective Time. No Blair Share which was issued and outstanding immediately prior to the Effective Time shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2(c)(v) after the Effective Time.

                    (vi) Treasury Shares. Any and all Blair Shares held as
                         ---------------
treasury shares by Blair immediately prior to the Effective Time shall be cancelled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

                    (vii) Fractional Shares. No fractional Todhunter Shares will
                          -----------------
be issued as a result of the Merger. In lieu of the issuance of fractional Todhunter Shares pursuant to Section 2(c)(v), cash adjustments (without interest) will be paid to the Escrow Agent, with respect to the Initial Todhunter Share Component, or to each Blair Stockholder, with respect to the Additional Todhunter Share Component, in respect of a Todhunter Share that would otherwise be issuable pursuant to this Section 2(c), and the amount of such cash adjustment shall be determined by multiplying the fraction of a Todhunter Share otherwise issuable times the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding the respective date of determination. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share.

                    (viii) Conversion of Merger Sub Shares.  At and as of the
                           -------------------------------
Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Merger Sub Share shall be converted into one (1) Blair Share. On and after the Effective Time, the only Blair Shares that shall be issued and outstanding shall be those into which Merger Sub Shares were converted, all of which shall be owned by Todhunter.

                (d)  Procedure for Payment.
                     ---------------------

                    (i) At the Closing, Todhunter will deliver to the Escrow Agent certificates representing the Initial Todhunter Share Component in such record ownership and in such amounts as are designated by the Stockholders' Committee in writing to Todhunter, and checks representing any cash payments in lieu of fractional shares to which holders of Blair Shares are entitled pursuant to Section 2(c) with respect to the Initial Todhunter Share Component, against delivery by the Stockholders' Committee to Todhunter

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 36 of 110 Pages
----------------------                                  ---------------------


of the certificates for all issued and outstanding Blair Shares, duly completed and endorsed for surrender and cancellation as Todhunter may reasonably require, and delivery by the representative of the Stockholders' Committee to the Escrow Agent of stock transfer powers relating to the Initial Todhunter Share Component, duly executed in blank and having all necessary stock transfer tax stamps affixed thereto. Upon release from escrow pursuant to the terms of the Escrow Agreement of the certificates representing the Initial Todhunter Share Component, or any proceeds from the sale of such Initial Todhunter Share Component, as provided in the Escrow Agreement, the Initial Todhunter Share Component shall be transferred and assigned, and/or such proceeds paid, as provided therein.

                    (ii) As soon as is practicable following completion of the audit of Blair's financial statements for the fiscal year ended September 30, 1999, or for such earlier fiscal period ending on the date of any prior occurrence of an Early Payment Event, Todhunter will deliver to the Stockholders' Committee certificates representing the Additional Todhunter Share Component in such record ownership and in such amounts as are designated by the Stockholders' Committee in writing to Todhunter, and checks representing any Boot Payments and/or cash payments in lieu of fractional shares to which holders of Blair Shares are entitled pursuant to Section 2(c) with respect to the Additional Todhunter Share Component. Such certificates will be accompanied by a copy of the audited financial statements of Blair or, subject to Section 5(q) hereof, its successor subsidiary or division for the periods included in the calculation of the Additional Todhunter Share Component.

                    (iii) After the Effective Time, each certificate that represented outstanding Blair Shares prior to the Effective Time shall be deemed for all corporate purposes to evidence only the right of the holder thereof to receive the consideration provided in Section 2(c) of this Agreement in exchange therefor.

                    (iv) The Blair Stockholders shall pay any charges and expenses of the Stockholders' Committee or its representative.

                    (v) For each fiscal year of Blair concluding prior to the payment of the Additional Todhunter Share Component, within 15 days of Todhunter's receipt of its audited financial statements for such fiscal year, Todhunter shall provide the Stockholders' Committee with a determination of Net Income of Blair, in respect of such concluded fiscal year, and a pro forma determination of the Additional Todhunter Share Value as if for calculating the Additional Todhunter Share Component at such date. The determination will be made by Todhunter's independent accountants, and shall be accompanied by such summary information deemed reasonably necessary by such independent accountants to support such calculation of the Additional Todhunter Share Component. The Blair Stockholders, at their own expense, may consult with and ask questions of such independent accountants regarding the determination on a reasonable basis.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 37 of 110 Pages
----------------------                                  ---------------------


         3.     Representation and Warranties of Blair and the Blair
                ----------------------------------------------------
Stockholders. Blair and the Blair Stockholders jointly and severally represent and warrant to Todhunter and Merger Sub that the statements contained in this
Article 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this
Article 3), except as set forth in the disclosure schedule prepared by Blair and attached to this Agreement as Exhibit B (the "Blair Disclosure Schedule"), or the Schedules attached hereto. The Blair Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in
Article 3.

                (a) Organization, Qualification, and Corporate Power. Blair is
                    ------------------------------------------------
duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification except where the lack of such qualification would not have a material adverse effect on its (i) business, financial condition or results of operations, or (ii) ability to consummate the transactions contemplated by this Agreement (together, its "Condition'). Blair has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. True and complete copies of the Certificate of Incorporation and the Bylaws of Blair are attached hereto as Schedule 3(a). Blair has in effect all federal, state, local
                   -------------
and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which would have a material adverse effect on the Condition of Blair.

                (b) Capitalization. The authorized capital stock of Blair
                    --------------
consists of 1,000,000 Blair Shares, of which 1,000,000 Blair Shares are issued and outstanding on the date of this Agreement. There are no other classes of capital stock of Blair authorized. Blair holds no Blair Shares as treasury stock. All of the issued and outstanding Blair Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Blair Disclosure Schedule sets forth a true and complete list of all holders of Blair Shares and the number of shares held by each, and each such holder is a party to this Agreement. No holder of 5% or more of the Blair Shares is an affiliate, directly or indirectly, of Todhunter. None of the outstanding Blair Shares has been issued in violation of any preemptive rights of the current or past stockholders of Blair. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Blair is a party or which are binding upon Blair or the Blair Stockholders providing for the issuance, disposition, or acquisition of any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Blair.

                (c) No Blair Subsidiaries. Blair does not have any Subsidiaries.
                    ---------------------

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 38 of 110 Pages
----------------------                                  ---------------------


         (d)    Authorization of Transaction. Blair has full power and authority
                ----------------------------
(including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that Blair cannot consummate the Merger unless and until it receives the approval of the Blair Stockholders, by virtue of the execution of the Unanimous Written Consent of Blair Stockholders attached hereto as Exhibit C. Subject to the foregoing sentence, (i) this Agreement has been duly executed and delivered by each of Blair and the Blair Stockholders and constitutes the valid and binding agreement of each of Blair and the Blair Stockholders, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies, (ii) the performance by Blair of its obligations hereunder and the consummation of the Merger and the other transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of Blair, and (iii) the Board of Directors of Blair has approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions provided for herein. None of Blair and the Blair Stockholders needs to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the Condition of Blair.

         (e)    Noncontravention.  Except as set forth on the Blair Disclosure
                ----------------
Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) subject to the receipt of the approvals contemplated in Section 3(d) above, violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge, or other restriction of any government, governmental agency, or court to which any of Blair or the Blair Stockholders is subject or any provision of the Certificate of Incorporation or Bylaws of Blair or (ii) with the passing of time or the giving of notice or both, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any contract, lease, sublease, license, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest, or other obligation to which Blair is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets) except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a material adverse effect on the Condition of Blair.

         (f)    Financial Statements.  Blair has delivered to Todhunter prior to
                --------------------
the execution of this Agreement copies of the following financial statements of Blair (collectively referred to herein as the "Blair Financial Statements"): audited financial statements of Blair for the fiscal years ended December 31, 1991, December 31, 1992 and

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 39 of 110 Pages
----------------------                                  ---------------------


December 31, 1993, including balance sheet and related statements of income and cash flow, and the notes thereto as reported upon by Ernest Lowenwater & Co., independent certified public accountants.

         The Blair Financial Statements (as of the dates thereof and for the periods covered thereby): (i) have been prepared from the books and records of Blair, which in all material respects account for those transactions which in accordance with good business practices and any applicable legal requirements are required to be accounted for, and (ii) present fairly the financial position and the results of operations and changes in financial position of Blair as of the dates and for the periods indicated, in accordance with GAAP, applied on a basis consistent with prior periods except as disclosed in the notes thereto.

         Neither Blair nor the Blair Stockholders have Knowledge not known to the alcoholic beverage industry in general that would lead them to believe that a material decline in revenues would occur following the consummation of the Merger.

                (g) Accounts Receivable. The accounts, notes, contracts and
                    -------------------
other receivables which are reflected in the Blair Financial Statements were acquired by Blair in the Ordinary Course of Business arising from bona fide sales and deliveries of service or other business transactions and, except to the extent of any reserve provided for in the Blair Financial Statements or as set forth on the Blair Disclosure Schedule, the aggregate amount of the accounts, notes, contracts and other receivables which are reflected in the Blair Financial Statements has been collected in full or will be collected in full, except as in the Ordinary Course of Business after giving effect to marketing credits or rebates customarily provided in the industry. The accounts, notes, contracts and other receivables which have been or will be acquired by Blair since the Blair Financial Statements were or will be acquired in the Ordinary Course of Business and the aggregate amount thereof has been collected in full or will be collected in full, in the Ordinary Course of Business, except as set forth on the Blair Disclosure Schedule.

                (h) Undisclosed Liabilities.  Except as set forth on the Blair
                    -----------------------
Disclosure Schedule, Blair does not have any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities accrued or reserved against in the balance sheet dated as of December 31, 1993 included in the Blair Financial Statements or reflected in the notes thereto, and (ii) liabilities which have arisen after December 31, 1993 in the Ordinary Course of Business or in connection with the transactions provided for in this Agreement (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of law or arose out of any charge, complaint, action, suit proceeding, hearing, investigation, claim, or demand and none of which, individually or in the aggregate, materially and adversely affect the Condition of Blair). Since December 31, 1993, Blair has not incurred or paid any obligation or liability which would be material to

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 40 of 110 Pages
----------------------                                  ---------------------



the Condition of Blair, except in the Ordinary Course of Business or as specifically contemplated hereby.

                (i) Related Parties. Except as set forth on the Blair Disclosure
                    ---------------
Schedule, no officer, director or employee of Blair or any Blair Stockholder or any person who would be an heir or descendant of an officer, director or any Blair Stockholder if he were not now living, (a) has any direct or indirect interest in (i) any entity which does business with Blair or (ii) any property, asset or right which is used by Blair in the conduct of its business; or (b) has any contractual relationship with Blair, including without limitation as debtor or creditor, other than a relationship arising from the status of officer, director, employee or Blair Stockholder.

                (j) Brokers' Fees. None of Blair, the Blair Stockholders, or any
                    -------------
of Blair's officers, directors or employees, has any liability or obligation to pay any fees or commissions to, or has employed, any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

                (k) Taxes.
                    -----

                    (i) Any federal, state, local and foreign tax returns required to be filed by or on behalf of Blair have been timely filed or requests for extensions have been timely filed, granted and have not expired, for periods ending on or before December 31 1993, and all such returns filed are true, complete and accurate in all material respects. Blair has timely paid or caused to be paid all taxes shown to be due on such tax -returns. There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any taxes currently pending or involving Blair. All material tax, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid, accrued or provided for.

                    (ii) Blair has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

                    (iii) Adequate provision for any federal, state, local or foreign taxes due or to become due for Blair for any period or periods through and including December 31, 1993, has been made and is reflected on the December 31, 1993 financial statements included in the Blair Financial Statements.

                    (iv) All taxes which Blair is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid to the proper governmental entity or are being withheld by Blair, the failure of which would have a material adverse effect on the Condition of Blair.

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 41 of 110 Pages
----------------------                                  ---------------------


                    (v) There are no liens for taxes of any kind on any assets of Blair.

                    (vi) All tax elections or consents which Blair has made are set forth on the Blair Disclosure Schedule.

                    (vii) No asset of Blair is an asset which Blair is required to treat as owned by another party pursuant to former Section 168(f)(8) of the Internal Revenue Code.

                    (viii) Blair has not agreed to make and is not required to make adjustments as a result of a change of accounting under Section 481 of the Internal Revenue Code.

                    (ix) Blair has not participated in international boycott within the meaning of Section 999 of the Internal Revenue Code.

                    (x) Blair is not a party to any agreement, plan or arrangement which would result in the payment of an "excess parachute payment" under Section 280G of the Internal Revenue Code.

                    (xi) Blair is not (and has not been during any relevant period) a United States real property holding corporation under Section 897 of the Internal Revenue Code.

                    (xii) Blair does not have (and has not had) a "permanent establishment" in any foreign country.

                    (xiii) Except as set forth on the Blair Disclosure Schedule, Blair is not a partner in any partnership or any other venture which would be treated as a partnership for tax purposes under the Internal Revenue Code.

                    (xiv) Blair has always been subject to the provisions of Subchapter S of the Internal Revenue Code.

                (l) Properties. Except as set forth on the Blair Disclosure
                    ----------
Schedule, Blair has good and transferable title, free and clear of all Security Interests, defaults or equities of whatever character to all of the respective properties and assets, tangible or intangible, reflected in Blair's balance sheet as of December 31, 1993 included in the Blair Financial Statements, except for liens disclosed on such Financial Statements. Blair does not, and did not, during any of the periods included in the Blair Financial Statements, own any real property in whole or in part. All buildings, and all fixtures, equipment and

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 42 of 110 Pages
----------------------                                  ---------------------


other property and assets which are material to its business and which are held under leases or subleases by Blair are held under valid instruments enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought). Blair has performed all the obligations required to be performed by it prior to the date hereof under such leases and subleases, and possesses and quietly enjoys the premises thereunder. All buildings, structures and appurtenances located on such premises leased or subleased are in good operating condition and in a state of good repair, and are adequate and suitable for the purposes for which they are being used. No condemnation proceeding is pending or, to the Knowledge of Blair or the Blair Stockholders, threatened which would preclude or impair the use of any such property by Blair for the purposes for which it is currently used. In the opinion of Blair's Management, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Blair provide adequate coverage against loss, and the fidelity bonds in effect as to which Blair is named insured are believed by management of Blair to be sufficient. Substantially all of Blair's equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

                (m) Contracts. Blair is not a party to, nor is any asset owned
                    ---------
by it bound by or subject to, any distributor's or franchise or agency agreement, any joint venture or partnership agreement, any indenture, mortgage, deed of trust or lease, any agreement not entered into in the Ordinary Course of Business, oral or written, or any other agreement, understanding, contract or commitment, oral or written, including those for the provision of goods or services, or the purchase of supplies, which is material to or materially affects the business or assets of Blair (collectively, "Contracts"), except such Contracts listed on the Blair Disclosure Schedule, copies of which agreements have been furnished to Todhunter. All such Contracts are valid, binding and enforceable on and against Blair and, to its and the Blair Stockholders' Knowledge, against the other parties thereto, in accordance with their terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought).

                (n) Material Contract Defaults. Blair is not, has not received
                    --------------------------
any written notice and Blair and the Blair Stockholders do not have any Knowledge that any other party is in default in any material respect under any Contract to which it is a party or by which its assets, businesses or operations may be bound or affected or under which it or its assets, businesses or operations receives benefits, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default and neither Blair nor any Blair Stockholder has received notice that any party to any Contract intends to

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 43 of 110 Pages
----------------------                                  ---------------------


cancel or terminate any Contract or to exercise or not exercise any options under any Contract.

                (o) Compliance with Laws; Permits; Consents. Blair is not
                    ---------------------------------------
conducting or carrying on its business or affairs in violation of any foreign, federal, state or local law, statute, ordinance, rule, regulation or court or administrative order or process which violations, taken together, could have in adverse effect on the Condition of Blair. The Blair Disclosure Schedule lists all governmental licenses, permits, authorizations and approvals obtained by or issued to Blair (collectively, "Permits") and such Permits comprise all Permits issued by any governmental authority used or necessary in connection with the operation of the business of Blair. All such Permits have been duly and validly issued, are in full force and effect, and all rights and entitlements thereunder are vested in Blair. Blair has not committed any act or failed to act in a manner or under circumstances which could result in the revocation or suspension of any such Permits or in any other disciplinary action relating thereto. No one has claimed and Blair has not received any notice that it has committed any such act or failed to so act. The consummation of the transactions provided for in this Agreement will not impair or adversely affect any of the rights, powers or privileges granted pursuant to any such Permits. All such Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees.

                (p) Insurance. The Blair Disclosure Schedule lists all policies
                    ---------
of fire, liability or other form of insurance held by or applicable to Blair ("Insurance Policies"), including for each policy the name of the insured, the beneficiary(s), the assignee(s), policy numbers, premiums, expiration dates, the risks insured against, coverage limits, deductible amounts, all outstanding claims thereunder, and whether the terms of such policy provide for retrospective premium adjustments. All Insurance Policies are in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. The Insurance Policies will not terminate upon the Merger. In the opinion of Blair's management, such policies are in amounts which are adequate in relation to the business and assets of Blair. All premiums to date have been paid in full. Blair has not been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past five years. The Blair Disclosure Schedule also contains a true and complete description of all outstanding bonds and other surety arrangements issued or entered into in connection with the business of Blair.

                (q) Trademarks, Trade Names and Know-How.  The Blair Disclosure
                    ------------------------------------
Schedule sets forth a true and complete list of all United States and foreign patents, patent rights, copyrights, trademarks, service marks, trade names, trade secrets and proprietary know-how (either registered, applied for, or common law) owned by, registered

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 44 of 110 Pages
----------------------                                  ---------------------


in the name of, licensed to, or used in the business of Blair, (the "Intangible Assets"). Such list includes a summary description of each such item and specifies, where applicable, the date granted or applied for, the expiration date and the current status thereof. There is no restriction affecting Blair's use of any of the Intangible Assets, and no license has been granted with respect thereto. Each of the Intangible Assets is valid and in good standing, is not currently being challenged, is not involved in any pending or, to the Knowledge of Blair or the Blair Stockholders, threatened administrative or judicial proceeding, and does not conflict with any rights of any other person, firm or corporation. Blair's respective rights in and to the Intangible Assets are sufficient and adequate in all respects to permit Blair to carry on its business, and the operations of Blair do not involve any infringement of any proprietary right of any other person, firm or corporation.

                (r)  Employee Benefit Plans.
                     ----------------------

                    (i) The Blair Disclosure Schedule lists every pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, any other written or unwritten employee program, arrangement, agreement or understanding, whether arrived at through collective bargaining or otherwise, any medical, vision, dental or other health plan, any life insurance plan, any golden parachute or other executive compensation plan, or any other employee benefit plan or fringe benefit plan, including, without limitation, any "employee benefit plan," as that term is defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended ("ERISA") (a "Benefit Plan" or, collectively, "Benefit Plans"), currently or expected to be adopted, maintained by, sponsored in whole or in part by, or contributed to by Blair or any ERISA Affiliate (as hereinafter defined) thereof for the benefit of its employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which any of its employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Benefit Plans"). Any of the Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, or an "employee welfare benefit plan," as that term is defined in
Section 3(1) of ERISA, is referred to herein as an 'ERISA Plan.' No Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) and
Section 4001(a)(3) of ERISA. For purposes of this Section 3(r), the term "ERISA Affiliate" means each trade or business (whether or not incorporated) which together with Blair is treated as a single employer under Section 414(b), (c),
(m) or (o) of the Internal Revenue Code.

                    (ii) Attached to the Blair Disclosure Schedule are the following documents: true, correct and complete copies of all written Benefit Plans and descriptions of all unwritten Benefit Plans listed in the Blair Disclosure Schedule and all trust agreements or other funding arrangements, including insurance contracts, all amendments thereto and, where applicable, with respect to any such plans or plan amendments, all

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 45 of 110 Pages
----------------------                                  ---------------------


determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service or the United States Department of Labor after December 31, 1974, annual reports or returns, audited or unaudited financial statements, actuarial valuations, and summary annual reports for the most recent three plan years, the most recent summary plan descriptions and any material modifications thereto.

                    (iii) All the Benefit Plans and the related trusts are in compliance with, and have been administered in compliance with, the provisions of ERISA, the provisions of the Internal Revenue Code and all other applicable laws, rules and regulations and collective bargaining agreements. Any required governmental approvals for the Benefit Plans have been obtained, including, but not limited to, favorable determination letters on the Qualification of the ERISA Plans and tax exemption of related trusts, as applicable, under the Internal Revenue Code, and all such governmental approvals continue in full force and effect. Neither Blair nor any administrator or fiduciary of any Benefit Plan or agent or delegate of any of the foregoing has engaged in any transaction or acted or failed to act in any manner which could subject Blair, Todhunter or any affiliate thereof to any direct or indirect liability for a breach of any fiduciary, co-fiduciary or other duty under ERISA. To the knowledge of Blair's management after due inquiry, no oral or written representation or communication with respect to any aspect of the Benefit Plans has been made to employees of Blair prior to the Effective Time which is not in accordance with the written or otherwise pre-existing terms and provisions of such Benefit Plans in effect at the time of such communication. There are no unresolved claims, other than routine benefit claims, or disputes under the terms of, or in connection with, the Blair Benefit Plans and no action, legal or otherwise, has been commenced with respect to any claim under the terms of, or in connection with, the Blair Benefit Plans.

                    (iv) No "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Internal Revenue Code) of any Blair Benefit Plan has engaged in any "prohibited transaction" (within the meaning of Section 4975(c) of the Internal Revenue Code or Section 406 of ERISA). There has been no (A) "reportable event" (as defined in Section 4043 of ERISA), or event described in Section 4062(e) or Section 4063(a) of ERISA, or (B) termination or partial termination, withdrawal or partial withdrawal with respect to any of the ERISA Plans which: (1) Blair maintains or contributes to or has maintained or contributed to or was required to maintain or contribute to for the benefit of employees of Blair; or (2) which has been maintained or contributed to or was required to be maintained or contributed to by any member of a controlled group of trades or business as defined in ERISA Section 4001(a)(14) which has, since January 1, 1975, included Blair.

                    (v) For any given ERISA Plan, all assets of such plan are carried at their fair market value, to the extent required by the plan document and applicable law, and the fair market value of such plan's assets equals or exceeds the present value of all

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 46 of 110 Pages
----------------------                                  ---------------------


benefits (whether vested or not) accrued to date by all present or former participants in such plan. No Blair Benefit Plan is subject to the rules of the Pension Benefit Guaranty Corporation.

                    (vi) As of the Effective Time, Blair will not have any material current or future liability under any Blair Benefit Plan that was not and should have been reflected in the Blair Financial Statements.

                    (vii) No Blair Benefit Plan provides for welfare benefits (as defined in ERISA Section 3(1)) to employees after retirement.

                    (viii) There is no requirement that Todhunter or its affiliates make any contributions to any Blair Benefit Plan attributable to any period ending on or before the date of Closing, and each Blair Benefit Plan may be terminated by Blair in its sole discretion on or after the Closing Date without liability of any kind or description. arising from either such termination or any action attributable to Blair.

                    (ix) The execution of, or performance of the transactions contemplated by, this Agreement will not create, accelerate or increase any obligations under the Blair Benefit Plans, and will not require or cause to be payable any payment which is or would be an "excess parachute payment" under Section 280G of the Internal Revenue Code.

                (s) Legal Proceedings. There are no actions, suits or
                    -----------------
proceedings instituted or pending or, to the Knowledge of Blair or the Blair Stockholders, threatened (Or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against Blair, or against any property, asset, interest or right of Blair, that might have, either individually or in the aggregate, an adverse effect on the Condition of Blair.

                (t) Absence of Certain Changes or Events. Since December 31,
                    ------------------------------------
1993, the business of Blair has been operated only in the Ordinary Course of Business and since such date there has not been, occurred or arisen: (i) any damage, destruction, loss or casualty whether or not covered by insurance which has had or might have an adverse affect on the Condition of Blair; (ii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the Blair Shares or any redemption or other acquisition of the Blair Shares by Blair or any split, combination or reclassification of Blair Shares declared or made; (iii) any extraordinary losses required by GAAP to be disclosed as such that have been suffered and not adequately reserved against, whether or not in the Ordinary Course of Business;
(iv) any material assets sold (other than in the Ordinary Course of Business), mortgaged, pledged or subjected to any lien, charge or other encumbrance; (v) any agreement to do any of the foregoing; (vi) any issuance, sale or other disposition of any stock, stock options, bonds, notes or other securities of Blair; or

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 47 of 110 Pages
----------------------                                  ---------------------


(vii) any other event, development or condition of any character including any change in results of operations, financial condition, method of accounting or accounting practices, nature of business, or manner of conducting the business of Blair that has had, or is reasonably likely to have, a material adverse effect on the Condition of Blair.

                (u) Reports. Since January 1, 1991, Blair has filed all reports
                    -------
and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authority. Each such report and statement, including any financial statements, exhibits and schedules thereto, at the time of filing thereof complied with the laws and rules and regulations applicable to it and did not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not false or misleading.

                (v) Blair Stockholder Approval.  Each Blair Stockholder,
                    --------------------------
contemporaneously with executing this Agreement, has executed and delivered to Blair the Unanimous Written Consent of Blair Stockholders approving this Agreement and the transactions contemplated hereby, in the form attached hereto as Exhibit C.

                (w) Statements True and Correct. No representation or warranty
                    ---------------------------
made by Blair or the Blair Stockholders in this Agreement nor any written statement or certificate included in an Exhibit or Schedule by Blair or the Blair Stockholders in connection with this Agreement nor any written statement or certificate to be furnished by Blair or the Blair Stockholders to Todhunter pursuant to this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading. All documents that Blair is responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

                (x) Environmental Matters. Blair is not and has not been in
                    ---------------------
violation of any law, regulation or ordinance (including without limitation, any law or regulation relating to pollution or protection of the environment ("Environmental Laws") and laws, regulations or ordinances related to building, health code, zoning, land use or similar matters) relating to its properties or facilities which violation could have an adverse effect on the Condition of Blair. All premises leased by Blair (and any real property it has owned) are not and have not been polluted or contaminated, nor have they ever been the subject of environmental clean-up or remediation. Such properties do not contain any Hazardous Material (as defined below), nor has any Hazardous Material been discharged or spilled thereon. Blair has not owned or operated a petroleum or hazardous waste landfill or any petroleum or other hazardous waste treatment, storage or disposal facility. There are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans of Blair, or its predecessors, either collectively, individually or severally, which may

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 48 of 110 Pages
----------------------                                  ---------------------


interfere with or prevent continued compliance, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing, or investigation, based on or related to the disposal, storage, handling, manufacture, processing, distribution, use, treatment, or transport, or the emission, discharge, release or threatened release into the environment, of any pollutant or waste, whether or not by Blair or affecting its properties. There are no proceedings affecting any of such properties pending or, to the best of Blair's and the Blair's Stockholders' Knowledge, threatened which could have an adverse effect on the present or future use of any such property for the purposes for which it was acquired or the purpose for which it is used. All premises leased by Blair (and any real property it has owned) are not and have not been on any federal or state "Superfund" list and is not on EPA's Comprehensive Response, Compensation and Liability Information System ("CERCLIS") list or on any analogous state environmental agency list. Neither Blair nor any Blair Stockholder has received any notice from any governmental agency or other party seeking any information or alleging any liability with regard to real property occupied or used by Blair now or at any time or with regard to any off-site environmental conditions. No premises leased by Blair (and no real property it has owned) are subject to a lien under any Environmental Laws.

          For purposes of this Agreement, "Hazardous Material" means any flammable, explosive or radioactive material, or any hazardous or toxic waste, substance or material, including substances defined as "hazardous substances," "hazardous materials," "solid waste" or "toxic substances" under any applicable laws relating to hazardous or toxic materials and substances, air pollution (including noise and odors), water pollution, liquid and solid waste, pesticides, drinking water, community and employee health, environmental land use management, stormwater, sediment control, nuisances, radiation, wetlands, endangered species, environmental permitting and petroleum products, and may include, but not be limited to, the Federal Insecticide, Fungicide, and Rodenticide Act, as amended; the Toxic Substance Control Act; the Clean Water Act; the National Environmental Policy Act, as amended; the Solid Waste Disposal Act, as amended; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended; the Clean Air Act, as amended; the Emergency Planning and Community Right-to-Know Act, as amended; the Occupational Safety and Health Act, 29 U.S.C. Sections 651 et seq., as amended; [insert applicable New York Statutes]; Hazardous Materials Transportation Act, as amended; and all rules and regulations promulgated pursuant to such federal, state, and county and foreign laws and ordinances.

                (y) Labor Matters.  Except as set forth in the Blair Disclosure
                    -------------
Schedule, Blair is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of any material proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 49 of 110 Pages
----------------------                                  ---------------------


employment nor is there any strike or other labor dispute involving it pending or, to its or the Blair Stockholders' Knowledge, threatened, any of which would have an adverse effect on the Condition of Blair.

                (z) Investment Intent. Each Blair Stockholder (i) agrees that
                    -----------------
the Blair Stockholder will hold the Todhunter Shares to be received hereunder for investment for the Blair Stockholder's own account and not with a view to the sale or distribution of any part thereof and that the Blair Stockholder has no present intention of selling, granting participation in, or otherwise distributing the same; (ii) acknowledges that the Todhunter Shares will be issued to the Blair Stockholders without registration under the Securities Act or any similar state law in reliance upon exemptions from registration available under the Securities Act and applicable state law; (iii) acknowledges that any transfer after issuance of the Todhunter Shares will be limited and agrees that the Todhunter Shares may not be offered or sold without registration under the Securities Act and applicable state law unless an opinion of counsel acceptable to Todhunter is provided indicating such registration is not required for such offer or sale; (iv) agrees that a legend indicating lack of registration and limitations on transfer will be affixed to the certificates evidencing the Todhunter Shares; and (v) acknowledges that the Blair Stockholder is in "accredited investor" as defined in rules promulgated by the SEC under the Securities Act, that the Blair Stockholder has such knowledge and experience in financial and business matters that the Blair Stockholder is capable of evaluating the merits and risks of an investment in the Todhunter Shares and that Todhunter has made available to the Blair Stockholder the opportunity to ask questions and receive answers concerning Todhunter and the Todhunter Shares.

                (aa) Inventories. The inventories of Blair reflected on the
                     -----------
latest balance sheet of Blair included in the Blair Financial Statements, or acquired by Blair after the date thereof and before the Closing Date, are carried at not in excess of the lower of cost or net realizable value, and, except as set forth on the Blair Disclosure Schedule, do not include any inventory, in amounts exceeding common industry standards, which is obsolete, surplus or not usable or saleable in the lawful and Ordinary Course of Business of Blair, in each case net of reserves provided therefor on such balance sheets. As used herein, "obsolete inventory" is inventory which, at the balance sheet date, was not usable or saleable, because of legal restrictions, failure to meet specifications, loss of market, damage, physical deterioration or for any other cause; and "surplus inventory" is inventory that, at the balance sheet date, exceeded known or anticipated requirements in the reasonable business judgment of Blair.

                (bb) Customers and Suppliers. The Blair Disclosure Schedule sets
                     -----------------------
forth a complete and correct list of (i) all customers whose purchases exceeded 5% of the aggregate net sales of Blair during Blair's last full fiscal year, and
(ii) the ten largest suppliers by dollar volume of Blair and the aggregate dollar volume of purchases (broken down by principal categories) by Blair from such suppliers for such fiscal year. To the best

                                  SCHEDULE 13D



----------------------                                  ---------------------
CUSIP No.  0008890501                                   Page 50 of 110 Pages
----------------------                                  ---------------------


of Blair's and the Blair Stockholders' Knowledge, none of such customers or suppliers has, or intends to terminate or change significantly its relationship with Blair on or after December 31, 1993, and there exists no present condition or state of facts or circumstances that would materially adversely affect Blair or prevent Blair from conducting Blair's business after the consummation of the transaction contemplated by this Agreement in substantially the same manner in which it has heretofore been conducted. Blair has not granted any unusual credit, trade-in, free return or other sales terms to customers or others.

                (cc) No Other Agreements to Sell Blair. Neither Blair nor any
                     ---------------------------------
Blair Stockholder has any legal obligation, absolute or contingent, to any other person to sell substantially all the assets of Blair, to sell a majority of the capital stock of Blair or to effect any merger, consolidation or other reorganization of Blair or to enter into any agreement with respect thereto.

                (dd) Projections. The projections, forecasts and plans received
                     -----------
by Todhunter from Blair were prepared in good faith for the internal use of Blair and on the basis of reasonable assumptions. After appropriate inquiry of the officers of Blair, Blair and the Blair Stockholders do not have reason to believe that such projections, forecasts and plans are not reasonably achievable.

                (ee) Propriety of Past Payments. No funds or assets of Blair
                     --------------------------
have been used for illegal purposes; no unrecorded funds or assets of Blair have been established for any purpose; no accumulation or use of Blair's corporate funds or assets has been made without being properly accounted for in the books and records of Blair; all payments by or on behalf of Blair have been duly and properly recorded and accounted for in its books and records; no false or artificial entry has been made in the books and records of Blair for any reason; no payment has been made by or on behalf of Blair with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment; and Blair has not made, directly or indirectly, any illegal contributions to any political party or candidate, either domestic or foreign.

         4.   Representations and Warranties of Todhunter and Merger Sub.
              ----------------------------------------------------------
Todhunter (which, for purposes of this Article 4 shall also mean and refer to Merger Sub, unless the context requires otherwise) represents and warrants to Blair and the Blair Stockholders that the statements contained in this Article 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement through this
Article 4), except as set forth in the disclosure schedule prepared by Todhunter and attached to this Agreement as Exhibit D (the "Todhunter Disclosure Schedule") or the Schedules attached hereto. The Todhunter Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in Article 4.

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 51 of 110 Pages
--------------------                                       --------------------

               (a) Organization, Qualification, and Corporate Power.  Todhunter
                   ------------------------------------------------
is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Merger Sub is duly organized, validly existing, and in good standing under the laws of the State of New York. Each Subsidiary of Todhunter, other than Merger Sub, is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. Each of Todhunter and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification except where the lack of such qualification would not have a material adverse effect on its Condition. Each of Todhunter and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. True and complete copies of the Certificate of Incorporation and the Bylaws of each of Todhunter and Merger Sub are attached hereto as Schedule 4(a).
                                                        -------------
Todhunter and each of its Subsidiaries has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which would have a material adverse effect on the Condition of Todhunter and its Subsidiaries on a consolidated basis.

               (b) Capitalization.  The authorized capital stock of Todhunter
                   --------------
consists of 10,000,000 Todhunter Shares, of which 4,612,250 Todhunter Shares are issued and outstanding on the date of this Agreement, and 2,500,000 Preferred Shares, none of which are issued and outstanding on the date hereof. There are no other classes of capital stock of Todhunter authorized. Todhunter holds no Todhunter Shares as treasury stock. All of the issued and outstanding Todhunter Shares have been duly authorized and are validly issued, fully paid and nonassessable. None of the outstanding Todhunter Shares has been issued in violation of any preemptive rights of the current or past stockholders of Todhunter. The authorized capital stock of Merger Sub consists of 100 Merger Sub Shares, of which 100 Merger Sub Shares are issued and outstanding on the date of this Agreement. There are no other classes of capital stock of Merger Sub authorized. Merger Sub holds no Merger Sub Shares as treasury stock.
Except as set forth on the Todhunter Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights, or other agreements or commitments to which Todhunter or any Todhunter Subsidiary is a party or which are binding upon Todhunter or any Todhunter Subsidiary providing for the issuance, disposition, or acquisition of any of the capital stock of Todhunter or any Todhunter Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Todhunter or any Subsidiary of Todhunter.

               (c) Todhunter Subsidiaries.  Each Todhunter Subsidiary is
                   ----------------------
disclosed on the Todhunter Disclosure Schedule. Except as set forth on the Todhunter Disclosure Schedule, all shares of the issued and outstanding capital stock of each Todhunter Subsidiary

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 52 of 110 Pages
--------------------                                       --------------------

are owned by Todhunter or a Todhunter Subsidiary. The outstanding shares of capital stock or other equity interests of each Todhunter Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interests of each Todhunter Subsidiary owned by Todhunter or any of its Subsidiaries are set forth in the Todhunter Disclosure Schedule and are owned by such entity, either directly or indirectly, free and clear of all liens, encumbrances or claims. None of the outstanding shares of the capital stock of any Todhunter Subsidiary has been issued in violation of any preemptive rights of the current or past stockholders of such Todhunter Subsidiary. Except for shares of capital stock owned by Todhunter or any Todhunter Subsidiary, there are no shares of capital stock of any Todhunter Subsidiary outstanding.

               (d) Authorization of Transaction.  Each of Todhunter and Merger
                   ----------------------------
Sub has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided that Todhunter, by virtue of its execution of the Written Consent of Sole Shareholder of Merger Sub attached as Exhibit E to this Agreement, approves the Merger in its capacity as the sole shareholder of Merger Sub. Subject to the foregoing sentence, (i) this Agreement has been duly executed and delivered by Todhunter and Merger Sub and constitutes the valid and binding agreement of Todhunter and Merger Sub, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies, (ii) the performance by Todhunter and Merger Sub of their obligations hereunder and the consummation of the Merger and the other transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of Todhunter and Merger Sub, and
(iii) the Board of Directors of Todhunter and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions provided for herein. Other than in connection with the New York Act, none of Todhunter or any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the Condition of Todhunter and its Subsidiaries on a consolidated basis.

          (e) Noncontravention.  Except as set forth on the Todhunter Disclosure
              ----------------
Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) subject to the receipt of any approvals contemplated in Section 4(d) above, violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge, or other restriction of any government, governmental agency, or court to which any of Todhunter and its Subsidiaries is subject or any provision of the Certificate of Incorporation or Bylaws of any of Todhunter and its Subsidiaries or (ii) with the passing of time or the giving of notice or both, conflict with,

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 53 of 110 Pages
--------------------                                       --------------------

result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any contract, lease, sublease, license, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest, or other obligation to which any of Todhunter and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets) except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a material adverse effect on the Condition of Todhunter and its Subsidiaries on a consolidated basis.

               (f) No Prior Activities.  Merger Sub has no assets, other than
                   -------------------
capital contributed upon issuance of its common stock to Todhunter. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

               (g) SEC Filings.  All registration statements or reports filed by
                   -----------
Todhunter with the SEC are, and all such statements or reports to be filed will be, true and complete in all material respects, and do not or will not contain any untrue statement of a material fact or omit to state a material fad necessary in order to make the statements included therein not misleading in light of the circumstances under which they were made.

               (h) Brokers' Fees.  None of Todhunter and its Subsidiaries, or
                   -------------any of their officers, directors or employees, has any liability or obligation to pay any fees or commissions to, or has employed, any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

               (i) Statements True and Correct.  No representation or warranty
                   ---------------------------
made by Todhunter in this Agreement nor any written statement or certificate included in an Exhibit or Schedule by Todhunter in connection with this Agreement nor any written statement or certificate to be furnished by Todhunter to Blair pursuant to this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

               (j) Todhunter Approval.  Contemporaneously herewith, Todhunter
                   ------------------
has executed the Written Consent of Sole Shareholder of Merger Sub, approving the transactions contemplated hereby, in the Form attached hereto as Exhibit E.

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 54 of 110 Pages
--------------------                                       --------------------

               (k) Status of Todhunter Shares.  The Todhunter Shares to be
                   --------------------------
issued to the Blair Stockholders in connection with the transactions contemplated hereby have been validly authorized, and, when issued, will be duly issued, fully paid and non-assessable.

          5.   Covenants.  The Parties agree as follows with respect to the
               ---------
period from and after the execution of this Agreement until the earlier of (a) the consummation of the transactions contemplated by this Agreement or (b) termination of this Agreement; or such later date or period as set forth in the terms of the respective Covenants below:

               (a) Delivery of Financial Information.  Within thirty (30) days
                   ---------------------------------
after the date hereof Blair shall deliver to Todhunter its unaudited financial statements for the fiscal quarter ended March 31, 1994 and, within thirty (45) days after the end of each calendar month beginning after the date of this Agreement, Blair shall deliver to Todhunter copies of its unaudited consolidated balance sheets and consolidated statements of income, changes in stockholders' equity and cash flows (including related notes and schedules) for the preceding fiscal month. All such financial statements will be prepared in accordance with the books and records of Blair, will be complete and accurate in all material respects, will present fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Blair as of and for the periods indicated, and will be prepared in accordance with GAAP, subject to normal recurring year-end adjustments and the absence of certain footnote information in the unaudited statements.

               (b) Governmental Matters.  Each of the Parties will take any
                   --------------------
additional action (and cause each of its Subsidiaries to take any additional action) that may be necessary, proper, or advisable in connection with any other notice to, filings with, and authorizations, consents, and approvals of governments and governmental agencies that it may be required to give, make or obtain.

               (c) Conduct of Business Prior to the Effective Time.  During the
                   -----------------------------------------------
period from the date of this Agreement to the Effective Time, except as set forth in the Blair Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Blair shall (i) conduct its business in, and only in, the usual, regular and ordinary course consistent with past practices, (ii) use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action which would materially adversely affect or delay the ability of any Party to obtain any necessary approvals of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

               (d) Forbearance.  During the period from the date of this
                   -----------
Agreement to the Effective Time, except as set forth in the Blair Disclosure Schedule or

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 55 of 110 Pages
--------------------                                       --------------------

except as expressly contemplated or permitted by this Agreement, Blair shall not, without the prior written consent of Todhunter:

               (i) incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the Ordinary Course of Business;

               (ii) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

               (iii) sell, transfer, mortgage, encumber or otherwise dispose (other than in the Ordinary Course of Business) of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person;

               (iv) make any loans to or material investment in, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of property or assets, any other individual, corporation or other entity;

               (v) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms;

               (vi) increase the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee;

               (vii) amend its Certificate of Incorporation or its bylaws or any other governing document;

               (viii) enter into any new material line of business;

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 56 of 110 Pages
--------------------                                       --------------------

               (ix) incur or commit to any capital expenditure or any obligations or liabilities in connection therewith other thin capital expenditures and obligations or liabilities incurred or committed to in the Ordinary Course of Business;

               (x) change its methods of accounting in effect at December 31, 1993 or its fiscal year; or

               (xi) agree to, or make any commitment to, take any of the actions prohibited by this Section 5(d).

          (e) Issuance of Securities.  Except as set forth in the Blair
              ----------------------
Disclosure Schedule or as contemplated by this Agreement, Blair shall not issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into or exercisable for or any rights, warrants or options to acquire, any such shares or voting debt, or enter into any agreement with respect to any of the foregoing.

          (f) No Acquisitions.  Other than acquisitions which may be mutually
              ---------------
agreed to by Blair and Todhunter, Blair shall not acquire or agree to acquire, by merging or consolidation with or by purchasing a substantial equity interest in or a substantial portion of the assets of or by any other manner any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets in each case which are material, individually or in the aggregate, to Blair.

          (g) Other Actions.  No Party shall or shall permit any of its
              -------------
Subsidiaries to take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions set forth in this Agreement not being satisfied or in a violation of any provision of this Agreement (unless such action is required by applicable law) which would adversely affect the ability of any of them to consummate the transactions contemplated hereby.

          (h) Tax-Free Reorganization Treatment.  No Party shall take or cause
              ---------------------------------
to be taken any action, whether before or at any time after the Effective Time, which would disqualify the Merger as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code.

          (i) Full Access.  Blair will permit representatives of Todhunter to
              -----------
have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Blair to all premises, properties, books, records, contracts, tax records, and documents of or pertaining to Blair. Blair agrees to furnish Todhunter and its

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 57 of 110 Pages
--------------------                                       --------------------

advisers with such financial operating data and other information with respect to its business, properties and employees as Todhunter shall, from time to time, reasonably request. No investigation by Todhunter shall affect the representations and warranties of Blair and the Blair Stockholders to this Agreement, and each such representation and warranty shall survive any such investigation. Todhunter will treat and hold as such any Confidential Information it receives from Blair in the course of the reviews contemplated by this Section 5(i), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to Blair all tangible embodiments (and all copies) thereof which are in its possession; provided, however, that this sentence shall not apply to any information (i) which, at the time of disclosure by Blair, is available publicly, (ii) which, after disclosure by Blair, becomes available publicly through no fault of Todhunter, or (iii) which Todhunter knew prior to disclosure. In addition, Blair shall not be required to provide access to or disclose information which would violate or prejudice the rights of any customer or other person, jeopardize its attorney-client privilege, or would contravene any law, rule, regulation, order or decree.

               (j) Notice of Material Adverse Developments.  Blair will give
                   ---------------------------------------
prompt written notice to Todhunter, and Todhunter will give prompt written notice to Blair and the Blair Stockholders, of any material adverse development affecting the assets, liabilities, business, financial condition, operations, results of operations, or future prospects of such Party and its Subsidiaries taken as a whole. Blair will give prompt written notice to Todhunter, and Todhunter will give prompt written notice to Blair and the Blair Stockholders of any such material adverse development affecting the ability of such Party to consummate the transactions contemplated by this Agreement. Any such notices shall be accompanied by copies of any and all pertinent documents, correspondence and similar papers relevant to a complete understanding of such material adverse development.

               (k) Exclusivity.  Except as specifically permitted or
                   -----------
contemplated by this Agreement, Blair and the Blair Stockholders will not solicit, initiate, or encourage the submission of any proposal or offer from any person (other than Todhunter) relating to any (i) liquidation, dissolution, or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of securities or assets; or (iv) similar transaction or business combination involving Blair or its assets, provided, however, that Blair and its directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing to the extent their fiduciary duties may require. Blair shall notify Todhunter immediately if any person (other than Todhunter) makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

                (l) Filings with the State Offices.  Upon the terms and subject
                    ------------------------------
to the conditions of this Agreement, Merger Sub and Blair shall execute and file the Certificate

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 58 of 110 Pages
--------------------                                       --------------------

of Merger with the Secretary of State of the State of New York in connection with the Closing.

               (m) Press Releases.  Except as otherwise provided in Section
                   --------------
8(b), Blair and Todhunter shall consult with each other as to the form and substance of any press release or other public disclosure related to this Agreement, the Merger or any other transaction contemplated hereby.

               (n) Current Information.  During the period from the date of this
                   -------------------
Agreement to the Effective Time, each of Blair and Todhunter shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of Blair and Todhunter shall promptly notify the other of (i) any material change in its business or operations, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of litigation involving such Party, or (iv) any event or condition that might be reasonably expected to cause any of their representations and warranties set forth herein not to be true and correct as of the Effective Time; and in each case shall keep the other fully informed with respect thereto.

               (o) Miscellaneous Agreements and Consents.  Subject to the terms
                   -------------------------------------
and conditions of this Agreement, each of the Parties hereto agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby. Each Party shall use its reasonable best efforts to obtain consents of all third parties, including any governmental authorities, necessary or, in the reasonable opinion of any Party, desirable for the consummation of the transactions contemplated by this Agreement. In case at anytime after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Blair shall be deemed to have been granted authority in the name of Merger Sub to take all such necessary or desirable action.

               (p)  Indemnification.
                    ---------------

                    (i) Subject to the limitations set forth below, each of the Blair Stockholders shall indemnify and hold harmless Todhunter and, after the Closing, Blair, as well as their affiliates, successors and assigns, against and in respect of any and all direct or indirect damages, claims, losses, liabilities and reasonable expenses (including, without limitation, legal, accounting, and other expenses) (collectively, "Damages") suffered by Todhunter or Blair, or their successors and assigns, which may arise out of or be in

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 59 of 110 Pages
--------------------                                       --------------------

respect of: (i) any breach or violation of this Agreement by any of the Blair Stockholders or Blair, (ii) any falsity, inaccuracy or misrepresentations with respect to the representations, warranties or covenants made in this Agreement by Blair or any of the Blair Stockholders, or (iii) any inaccuracy or misrepresentation in the Blair Disclosure Schedule or in any certificate, document or instrument delivered at or prior to the Closing by or on behalf of Blair or the Blair Stockholders, in accordance with the provisions of this Agreement. Subject to the limitations set forth below, Todhunter shall indemnify and hold harmless the Blair Stockholders against and in respect of any and all Damages suffered by the Blair Stockholders which may arise out of or be in respect of: (i) any breach or violation of this Agreement by Todhunter or Merger Sub, (ii) any falsity, inaccuracy or misrepresentations with respect to the representations, warranties and covenants made in this Agreement by Todhunter or Merger Sub, or (iii) any inaccuracy or misrepresentation in the Todhunter Disclosure Schedule or in any certificate, document or instrument delivered at or prior to the Closing by or on behalf of Todhunter or Merger Sub, in accordance with the provisions of this Agreement.

               (ii) Upon obtaining knowledge thereof, each party seeking indemnity hereunder (the "Indemnified Party") shall promptly notify each party from whom indemnity is sought hereunder (the "Indemnifying Party"), in writing, of any facts or circumstances which may give rise to a right of indemnification hereunder ("Notice of Claim"). The Notice of Claim shall specify the nature and details of such facts and circumstances (including any amount claimed) which may give rise to such right of indemnification. No Indemnifying Party shall be obligated to indemnify an Indemnified Party for the increased amount of any claim or other matter which would otherwise have been payable to the extent such increase results from a failure to reasonably and promptly provide a Notice of Claim.

               (iii) If the claim or demand set forth in the Notice of Claim relates to a claim or demand asserted by a third party (a "Third Party Claim"), the Indemnifying Parties shall have the right to employ counsel acceptable to the Indemnified Parties to defend any such claim or demand, and the Indemnified Parties shall have the right to participate in the defense of any such Third Party Claim. The Indemnifying Parties shall notify the Indemnified Parties, in writing, within fifteen (15) days after the Date of the Notice of Claim (is hereinafter defined), of their decision to defend in good faith any Third Party Claim. So long as the Indemnifying Parties are defending in good faith any such Third Party Claim, the Indemnified Parties shall not settle or compromise such Third Party Claim. The Indemnified Parties shall make available to the Indemnifying Parties or their representatives all records and other materials reasonably required by them for their use in contesting any Third Party Claim and shall cooperate with the Indemnifying Parties in connection therewith. If the Indemnifying Parties do not so elect to defend any such Third Party Claim, the Indemnified Parties shall have no obligation to do so.

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 60 of 110 Pages
--------------------                                       --------------------

               (iv) As soon as is reasonably practicable after the Date of the Notice of Claim, the Indemnified Parties and the Indemnifying Parties shall endeavor to agree upon the amount, if any, to which the Indemnified Parties are entitled under this Section 5(p). In the event the Indemnifying Parties and the Indemnified Parties are unable to reach agreement upon the right of the Indemnified Parties to indemnification hereunder, or upon the amount of any such indemnification hereunder, either the Indemnified Parties or the Indemnifying Parties may submit such dispute for resolution in accordance with Section 8(p) hereof.

               (v) Recovery by the Indemnified Parties hereunder shall be as follows:

          (a) To the extent that Todhunter or, after the Closing, Blair, their affiliates, successors or assigns are Indemnified Parties, the Escrow Agent shall deliver to Todhunter, Blair, or their affiliates, successors or assigns, as the case may be, together with stock transfer powers duly endorsed in blank, certificates representing the number of Todhunter Shares as shall equal the quotient obtained by dividing (i) the amount of any indemnification obligation of the Blair Stockholders, as established pursuant to subsection (iv) above (the "Blair Stockholders' Indemnification Amount") by (ii) the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding the determination of the Blair Stockholders' Indemnification Amount pursuant to Section 5(p)(iv) or 8(p) (the "Indemnification Share Price"). If the number of Todhunter Shares determined pursuant to the foregoing sentence (the "Indemnification Share Component") shall exceed the number of Todhunter Shares held by the Escrow Agent, the Escrow Agent shall deliver to Todhunter, Blair, or their affiliates, successors or assigns, as the case may be, all certificates representing Todhunter Shares, together with all stock transfer powers held by the Escrow Agent, and the Escrow Agent shall pay, from any cash or other assets held pursuant to the Escrow Agreement, to Todhunter, Blair, or their affiliates, successors or assigns, as the case may be, the amount (the "Indemnification Cash Component") that is equal to (i) the Blair Stockholders' Indemnification Amount less (ii)(a) the Todhunter Shares to be delivered to Todhunter, Blair, or their successors or assigns, as the case may be, by the Escrow Agent pursuant to this subsection with respect to such Blair Stockholders' Indemnification Amount multiplied by (b) the Indemnification Share Price, or if the Indemnification Cash Component exceeds the cash or other assets held pursuant to the Escrow Agreement, such amount as is equal to all such cash or other assets as are held by the Escrow Agent. To the extent the Indemnification Cash Component exceeds the amount of cash or other assets held by the Escrow Agent no Blair Stockholder shall have any liability to pay such excess to Todhunter, Blair or their affiliates, successors or assigns, subject only to the Core Blair Stockholders' obligations in respect of tax indemnity pursuant to Section 5(p)(vi) below.

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 61 of 110 Pages
--------------------                                       --------------------

          (b) To the extent that the Blair Stockholders are Indemnified Parties, Todhunter shall pay the indemnification obligation of Todhunter to the Blair Stockholders within thirty (30) days after either Todhunter and the Blair Stockholders reach agreement on the amount of any such indemnification obligation or any such indemnification obligation is determined pursuant to subsection (iv) or Section 8(p) hereof.

               (vi) Notwithstanding anything to the contrary set forth in this Agreement, no party shall have any liability or obligation, and the Indemnified Parties shall have no rights, with respect to indemnification or otherwise under this Agreement, (a) in respect of Damages until the aggregate amount of Damages of Todhunter, and after the Closing, Blair, their affiliates, successors and assigns, on the one hand, or of the Blair Stockholders, on the other hand, shall exceed $100,000 (the "basket amount") and thereafter, only to the extent the amount of such aggregate Damages exceeds the basket amount and is less than or equal to $4,000,000; and (b) in respect of Damages in any amount pursuant to this Agreement on or after the date which is two (2) years after the Closing Date, except in respect of (i) claims or other matters for which the Date of the Notice of Claim is prior to such date, and (ii) claims or other matters arising hereunder under Section 3(k), if the Date of the Notice of Claim in respect thereof is within sixty (60) days after the expiration of the limitations period in which the appropriate authority can bring a claim with respect to such matters; provided, however, that if the Escrow Agreement shall have been terminated, and any Todhunter Shares or cash or other assets (other than those previously released to Todhunter in accordance with the provisions hereof) released from escrow to the Blair Stockholders (any such shares, "Released Shares," and together with any such cash or other assets, "Released Consideration"), the Core Blair Stockholders shall pay any such Blair Stockholders' Indemnification Amount for matters arising with respect to Section 3(k) hereof to Todhunter, Blair, their affiliates, successors or assigns within forty five (45) days of the demand therefor by causing to be transferred to Todhunter the number of Released Shares issued pursuant to this Agreement as shall equal the quotient obtained by dividing (i) the amount of such Blair Stockholders' Indemnification Amount by (ii) the higher of (x) the Todhunter Closing Date Share Price or (y) the average of the closing sales prices for Todhunter Shares on the NASDAQ National Market for the ten trading days immediately preceding the termination of the Escrow Agreement, and, to the extent they do not cause to be transferred such number of Released Shares to Todhunter within such period, they shall pay Todhunter, within such period, the balance of such Blair Stockholders' Indemnification Amount in cash, up to, but not exceeding, the value of the Released Consideration. The term "Date of the Notice of Claim" as used herein shall mean the date the notice is deemed delivered pursuant to Section 8(h) hereof.

               (vii) The amount of any recovery by the Indemnified Parties pursuant to this Section (p) shall be net of any foreign, federal, state and/or local income tax benefits accruing to the Indemnified Parties as a result of the state of facts which entitled the Indemnified Parties to a recovery pursuant to this Section (p).

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 62 of 110 Pages
--------------------                                       --------------------

               (q) Blair's Identity.  The Parties agree and acknowledge that a
                   ----------------
significant part of the consideration to be paid to the Blair Stockholders is contingent upon the Net Income of Blair, as calculated hereunder, in the period following the Closing and prior to payment of the Additional Todhunter Share Component to the Blair Stockholders (the "earn-out period"). Todhunter covenants for the benefit of the Blair Stockholders that it shall maintain Blair's economic identify within the consolidated Todhunter group during the earn-out period and that it shall also act in good faith to recognize the continuing interest of the Blair Stockholders in Blair's performance on a notional "standalone" basis. The foregoing shall not be deemed to limit Todhunter's ability to engage in any transaction constituting in Early Payment Event.

               (r) Incidental Registration Rights.  Until the earlier of
                   ------------------------------
September 30, 2002, or the earlier sale by the Blair Stockholders of the Todhunter Shares issued to them hereunder, if Todhunter shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act in connection with the proposed offer and sale for cash of any of its securities by it or any of its security holders (other than a Form S-8 or similar registration statement), Todhunter will give written notice of its determination to the Stockholders' Committee. Upon the written request of the Stockholders' Committee given within 30 days after receipt of any such notice from Todhunter, Todhunter will, except as herein provided, cause all such Todhunter Shares issued pursuant hereto requested to be included in such registration statement all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Todhunter Shares to be so registered, provided; however, that nothing herein shall prevent Todhunter from, at any time, abandoning or delaying any registration. If any registration pursuant to this Section shall be underwritten in whole or in part, Todhunter may require that the Todhunter Shares requested for inclusion pursuant to this
Section 2 be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In the event that, in the good faith judgment of the managing underwriter of such public offering, the inclusion of all of the Todhunter Shares originally covered by a request for registration would materially adversely interfere with the distribution of the shares of stock offered by Todhunter, the number of Todhunter Shares issued pursuant hereto and otherwise to be included in the underwritten public offering may be reduced pro rata (by number of shares) among the holders thereof requesting such registration. In connection with, and as a condition to, any such registration, the holders of Todhunter Shares included in such registration shall enter into an indemnification agreement, in form and substance satisfactory to Todhunter, relating to such registration. All federal and state registration fees and fees of the National Association of Securities Dealers, Inc. relating to any such registration of such Todhunter Shares shall be borne by the participating holders of Todhunter Shares. All other expenses relating to such registration will be borne by Todhunter.

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 63 of 110 Pages
--------------------                                       --------------------

               (s) Disclosure Schedules and Exhibits.  The Parties will
                   ---------------------------------
complete and deliver to each other Party the Disclosure Schedules and Exhibits to this Agreement to be prepared by such Party, by no later than May 2, 1994.

          6.   Conditions to Obligation to Close.
               ---------------------------------

               (a) Conditions to Obligation of Todhunter and Merger Sub.  The
                   ----------------------------------------------------
obligations of Todhunter and Merger Sub to consummate the transactions to be performed by them in connection with the Merger are subject to satisfaction of the following conditions:

                (i) Todhunter shall have obtained, or shall have obtained for Blair effective at the Closing, financing in an amount sufficient to consummate the transactions contemplated by this Agreement, including to satisfy the conditions of Section 6(a)(iii) and 6(b)(i) below, on such terms and conditions reasonable and customary for transactions of this type and satisfactory to Todhunter;

                (ii) The audited financial statements of Blair for the year ended December 31, 1993, shall show that, as at such year-end, the Blair Stockholders shall have reduced loans to Blair, or shall have caused loans to Blair to be reduced, by an amount equal to $1 million, and that as of December 31, 1993 Blair had positive stockholders' equity.

                (iii) Todhunter or Blair shall, at the Closing, have obtained at least $7,500,000 of proceeds from the financing contemplated by Section 6(a)(i), and an aggregate of $4,000,000 of such amount shall have been paid by Todhunter or Blair to Charmer Industries, Inc., Susan Merinoff and the Merinoff Family Partnership (collectively, the "Merinoff/Charmer Creditors") in reduction of Blair's indebtedness to the Merinoff/Charmer Creditors and $3,500,000 of such amount shall have been paid by Todhunter or Blair to Chemical Bank in repayment of Blair's existing indebtedness to Chemical Bank.

                (iv) Charmer Industries, Inc. shall have entered into an agreement with Blair, in form and substance reasonably satisfactory to Todhunter
(i) to modify the payment terms in respect of indebtedness of Blair to Charmer Industries, Inc. remaining after the payments contemplated by Section 6(a)(iii), by establishing, as sole recourse therefor, (x) a non-interest bearing credit for future purchases of inventory by Charmer Industries, Inc. from Blair, such credit to be exercisable beginning thirty (30) days after the Closing Date, at the rate of $125,000 per month, or (y) the earlier cash prepayment of such credit upon the closing of any public offering by Todhunter of its common stock (other than pursuant to a Form S-8 or similar registration statement) or the occurrence of an Early Payment Event, and (ii) for Charmer Industries, Inc. and its affiliates to continue to act as a distributor of such of Blair's products as Blair and Charmer Industries shall agree is

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 64 of 110 Pages
--------------------                                       --------------------

appropriate; such Agreement shall, by its terms, become effective one business day immediately following the Closing;

                (v) Peter Baronoff shall have entered into an employment agreement with Blair in form and substance satisfactory to Todhunter;

                (vi) Blair and its Subsidiaries shall have procured all of the third party consents specified in Section 5(b) above;

                (vii) the representations and warranties set forth in Article 3 above shall be true and correct at and as of the Closing Date;

                (viii) Blair shall have performed and complied with all of its covenants hereunder through the Closing;

                (ix) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable judgment, order, decree, stipulation, injunction, or charge could (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of Todhunter to own, operate, or control substantially all of the assets and operations of the Surviving Corporation and its Subsidiaries (and no such judgment, order, decree, stipulation, injunction, or charge shall be in effect);

                (x) Blair shall have delivered to Todhunter a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified above in Section 6(a)(ii), (vi),
(vii), (viii) and (ix) is satisfied in all respects;

                (xi) the Parties shall have received all authorizations, consents, approvals of governments and governmental agencies set forth in the Disclosure Schedule;

                (xii) Todhunter shall have received from counsel to Blair, Baer, Marks & Upham, an opinion, in form and substance reasonably satisfactory to Todhunter, with respect to such matters as are reasonably requested by Todhunter with respect to Blair, the Blair Stockholders and the transactions contemplated hereby, addressed to Todhunter and dated as of the Closing Date;

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 65 of 110 Pages
--------------------                                       --------------------

               (xiii) Todhunter shall have received the resignations, effective as of the Closing, of each director and officer of Blair other than those designated as directors or officers by Todhunter;

               (xiv) all actions to be taken by Blair in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Todhunter and its counsel;

               (xv) any regulatory approvals necessary to the consummation of the Merger shall have been obtained;

               (xvi) The Parties and the Escrow Agent shall have executed and delivered the Escrow Agreement; and

               (xvii) Todhunter shall have completed its due diligence investigation of the assets and the financial, operating and business affairs and prospects of Blair and Todhunter is satisfied, in its sole discretion, with its findings; provided, however, that if this Agreement has not been earlier terminated pursuant to Article 7 hereof, this condition will be deemed to be satisfied on the later of (i) May 31, 1994 or (ii) five (5) business days following the receipt by Todhunter of the audited financial statements of Blair for the year ended December 31, 1993.

Todhunter may waive, on its behalf and on behalf of the Merger Sub, any condition specified in this Section 6(a) if it executes a writing so stating at or prior to the Closing.

          (b) Conditions to Obligation of Blair.  The obligation of Blair to
              ---------------------------------
consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) Todhunter or Blair shall, at the Closing, have obtained at least $7,500,000 of proceeds from the financing contemplated by Section 6(a)(i), and an aggregate of $4,000,000 of such amount shall have been paid by Todhunter or Blair to the Merinoff/Charmer Creditors in reduction of Blair's indebtedness to the Merinoff/Charmer Creditors and $3,500,000 of such amount shall have been paid by Todhunter or Blair to Chemical Bank in repayment of Blair's existing indebtedness to Chemical Bank.

               (ii) Charmer Industries, Inc. shall have entered into an agreement with Blair, in form and substance reasonably satisfactory to Todhunter
(i) to modify the payment terms in respect of indebtedness of Blair to Charmer Industries, Inc. remaining after the payments contemplated by Section 6(a)(iii), by establishing, as sole recourse therefor, (x) a non-interest bearing credit for future purchases of inventory by

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 66 of 110 Pages
--------------------                                       --------------------


Charmer Industries, Inc. from Blair, such credit to be exercisable beginning thirty (30) days after the Closing Date, at the rate of $125,000 per month, or
(y) the earlier cash prepayment of such credit upon the closing of any public offering by Todhunter of its common stock (other than pursuant to a Form S-8 or similar registration statement) or the occurrence of an Early Payment Event, and
(ii) for Charmer Industries, Inc. and its affiliates to continue to act as a distributor of such of Blair's products as Blair and Charmer Industries shall agree is appropriate; such Agreement shall, by its terms, become effective one business day immediately following the Closing;

          (iii) the representations and warranties set forth in Article 4 above shall be true and correct at and as of the Closing Date;

          (iv) each of Todhunter and Merger Sub shall have performed and complied with all of its covenants hereunder through the Closing;

          (v) Todhunter and Merger Sub shall have procured all of the third party consents specified in Section 5(b) above, including but not limited to all necessary consents and approvals of governmental authorities;

          (vi) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable judgment, order, decree, stipulation, injunction, or charge could (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of Todhunter to own, operate, or control substantially all of the assets and operations of the Surviving Corporation and its Subsidiaries (and no such judgment, order, decree, stipulation, injunction or charge shall be in effect);

          (vii) Todhunter shall have delivered to Blair a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified in Section 6(b)(i)-(vi) is satisfied in all respects;

          (viii) the Parties shall have received all authorizations, consents, and approvals of governments and governmental agencies set forth in the Blair Disclosure Schedule;

          (ix) Blair shall have received from counsel to Todhunter, Gunster, Yoakley & Stewart, P.A., an opinion, in form and substance satisfactory to Blair, with respect to the matters as are reasonably requested by Blair with respect to Todhunter, Merger Sub and the transactions contemplated hereby, including, without limitation, the

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 67 of 110 Pages
--------------------                                       --------------------

qualification of the Merger under Section 368 of the Internal Revenue Code, addressed to Blair and the Blair Stockholders and dated as of the Closing Date;

          (x) all actions to be taken by Todhunter and Merger Sub in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents require to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Blair and its counsel;

          (xi) The Parties and the Escrow Agent shall have executed and delivered the Escrow Agreement; and

          (xii) any other regulatory approvals necessary to the consummation of the Merger shall have been obtained.

Blair may waive, on its behalf and on behalf of the Blair Stockholders, any condition specified in this Section 6(b) if it executes a writing so stating at or prior to the Closing.

          7.   Termination.
               -----------

               (a) Termination of Agreement. Either Blair or Todhunter may
                   ------------------------
terminate this Agreement with the prior authorization of its board of directors as provided below (the Blair Stockholders may not terminate the Agreement):

                   (i) Blair and Todhunter may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

                   (ii) Todhunter may terminate this Agreement by giving written notice to Blair and the Stockholders' Committee at any time prior to the Effective Time in the event Blair or the Blair Stockholders are in breach, and Blair may terminate this Agreement by giving written notice to Todhunter and Merger Sub at any time prior to the Effective Time in the event Todhunter or Merger Sub is in breach, of any representation, warranty, or covenant contained in this Agreement in any respect. Each Party shall have the right to cure any such breach, if such breach is capable of being cured, within fifteen (15) days of receipt of written notice (receipt by the Stockholders' Committee, in the case of the Blair Stockholders) of such breach or within any such longer period mutually agreed to in writing by the Parties hereto ("Cure Period"); provided, however, that in no event shall the Cure Period extend beyond June 15, 1994;

                   (iii) if a material adverse development shall have occurred affecting the assets, liabilities, business, financial condition, operations, results of operations or future prospects of Blair or Todhunter, either of Blair or Todhunter may terminate this agreement by giving written notice to all other Parties; and

                                 SCHEDULE 13D
--------------------                                       ---------------------
CUSIP No. 0008890501                                       Page 68 of 110 Pages
--------------------                                       ---------------------

                 (iv) Either Blair or Todhunter may terminate this Agreement by giving written notice to the other Parties at any time after June 15, 1994 if the Effective Time has not yet then occurred and such termination was approved by vote of a majority of such Party's Board of Directors.

                 (v) Todhunter may terminate this Agreement by giving written notice to Blair and the Stockholders' Committee at any time prior to the later of (i) May 31, 1994 or (ii) five business days following the receipt by Todhunter of the audited financial statements of Blair for the year ended December 31, 1993, if, in Todhunter's sole discretion, it is not satisfied with its findings in connection with its due diligence investigation of the assets and the financial, operating and business affairs and prospects of Blair. If Todhunter does not terminate this Agreement pursuant to this subsection, the parties shall proceed in good faith to satisfy the conditions to consummation of the transactions contemplated hereby. The forgoing shall not be deemed to limit any Party's right to require satisfaction of any condition to its obligations hereunder or to limit its rights to terminate this Agreement.

          (b)    Effect of Termination.  If either Blair or Todhunter terminates
                 ---------------------
this Agreement pursuant to Section 7(a) above, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in Section 5 above, the announcement provisions in Section 8(b) below, and the expense provisions in Section 8(l) below shall survive any such termination.

      8.   Miscellaneous.
           -------------

           (a)  Survival.  The representation and warranties set forth in
                --------
Article 3 and in Sections 4(g) and (k) shall survive until two (2) years after the Closing Date, and the representations and warranties set forth in Section 3(k)(Taxes) shall survive until the expiration of the relevant statute of limitations applicable to such matters. Except as otherwise provided within the Sections of this Agreement, none of the other representations, warranties, and covenants of the Parties (other than the provisions in Section 2 above concerning issuance of Todhunter Shares and the provisions in Section 5(p) above concerning indemnification) will survive the Effective Time.

           (b)  Press Releases and Announcements.  No Party shall issue any
                --------------------------------
press release or announcement relating to the subject matter of this Agreement without the prior written approval of Todhunter and Blair; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation in which case the disclosing Party will advise the other Parties prior to making the disclosure).

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 69 of 110 Pages
--------------------                                       --------------------

          (c)   No Third Party Beneficiaries. This Agreement shall not confer
                ----------------------------
any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions in Section 5(p) above concerning insurance and indemnification are intended for the benefit of the individuals specified and their respective legal representatives.

          (d)   Entire Agreement.  This Agreement (including the documents
                ----------------
referred to herein) constitutes the entire Agreement among the Parties and supersedes any prior understandings, Agreements, or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof.

          (e)   Successors and Assigns.  This Agreement shall be binding upon
                ----------------------
and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

          (f)   Counterparts.  This Agreement may be executed in one or more
                ------------
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          (g)   Headings.  The section headings contained in this Agreement are
                --------
inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          (h)   Notices.  All notices, requests, consents and other
                -------
communications required or permitted under this Agreement shall be in writing (including telex and telegraphic communication) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, telecommunicated, or mailed (airmail if international) by registered or certified mail (postage prepaid), return receipt requested, addressed to:

If to Todhunter or Merger Sub:               With a copy to:

Todhunter International, Inc.                Gunster, Yoakley & Stewart, P.A.
Esperante Building - 15th Floor              777 S. Flager Drive, Suite 500 East
West Palm Beach, FL 33401                    West Palm Beach, FL 33401
Attn: A. Kenneth Pincourt, Jr.,President     Attn:  Michael V. Mitrione, Esq.


If to Blair:                                 With a copy to:

Blair Importers, Inc.                        Baer, Marks & Upham
121 South Service Road                       805 Third Avenue

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 70 of 110 Pages
--------------------                                       --------------------

Jericho, NY 11753                           New York, NY 10022
Attn: Peter Baronoff, President             Attn: Leon Finley, Esq.
                                                and Jeffrey Cole, Esq.


If to the Blair Stockholders:                With a copy to:

Charles Merinoff                             Baer, Marks & Upham
Charmer Industries                           805 Third Avenue
19-50 48th Street                            New York, NY 10022
Astoria NY 11015                             Attn: Leon Finley, Esq.
                                                and Jeffrey Cole, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered if by personal delivery; (b) on the date telecommunicated if by telegraph; (c) on the date of transmission with confirmed answer back if by telex, telefax or other telegraphic method; and (d) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

          (i)   Governing Law. This Agreement shall be governed by and construed
                -------------
in accordance with the internal laws of the State of Florida without regard to principles of conflict of laws.

          (j)   Amendments and Waivers.  The Parties may mutually amend any
                ----------------------
provision of this Agreement at any time prior to the Effective Time with, in the case of Blair, Todhunter and Merger Sub, the prior authorization of their respective boards of directors; provided, however, that any amendment will be subject to the restrictions contained in the New York Act. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties; provided, however, that the Blair Stockholders may amend the provisions of Article 9 hereof to the extent such amendment would not affect the rights of Todhunter or Merger Sub hereunder. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

          (k)   Severability.  Any term or provision of this Agreement that is
                ------------
invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof

                                 SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No. 0008890501                                       Page 71 of 110 Pages
-------------------                                        ---------------------

is invalid or unenforceable, the Parties agree that the court making the termination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provisions with 2 term or provisions that is valid and enforceable and that comes Closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

          (l)    Expenses.  Each Party shall bear its own expenses in connection
                 --------
with the negotiation and execution of this Agreement and the implementation and effectiveness of the Merger; provided, however, that the allocation of expenses of Blair or the Blair Stockholders among Blair and the Blair Stockholders shall be reasonably approved by Todhunter; and provided, further, that Blair shall assume and pay up to $40,000 of the legal expenses incurred by Blair or the Blair Stockholders in connection with the negotiation, execution and closing of this Agreement, and the remaining such legal expenses of Blair or the Blair Stockholders shall be assumed and paid by the Blair Stockholders. Notwithstanding the foregoing, if any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing Party or parties shall be entitled to recover reasonable attorneys' fees, sales and use taxes, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that action or proceeding, in addition to any other relief to which such Party or Parties may be entitled. Attorneys' fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other reasonable charges billed by the attorney to the prevailing Party.

          (m)    Construction.  The language used in this Agreement will be
                 ------------
deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

          (n)    Incorporation of Exhibits and Schedules.  The Exhibits and
                 ---------------------------------------
Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

          (o)    Remedies Cumulative.  Except as otherwise expressly provided
                 -------------------
herein, no remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 72 of 110 Pages
--------------------                                       --------------------

statute or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

               (p)   Dispute Resolution.
                     ------------------

                     (i) Any controversy or claim arising out of or relating to this Agreement, or the alleged breach hereof, shall be finally settled by a board of three (3) arbitrators in Miami, Florida administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

                     (ii) In connection with such arbitration proceeding, limited civil discovery shall be permitted for the production of documents and the taking of depositions. All discovery shall be governed by the Federal Rules of Civil Procedure and all issues pertaining to discovery shall be determined by the arbitrators.

                     (iii) Each Party shall be responsible for its respective costs incurred in the arbitration, except that costs and fees imposed by the arbitrators for fees and expenses shall be borne equally by the Parties.

                     (iv) If such a dispute arises, and it cannot be settled through negotiation, the Parties agree first to try in good faith to settle the dispute by mediation in Miami, Florida administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration, litigation or other dispute resolution procedure.

          9.         Stockholders' Committee.
                     -----------------------

                     (a) Appointment of Stockholders' Committee. Each Blair
                         --------------------------------------
Stockholder hereby irrevocably constitutes and appoints Peter Baronoff, Stephen Meresman and Jeffrey M. Cole (collectively, the "Stockholders' Committee"), or that person or persons from time to time designated by the Stockholders' Committee as the agent(s) of the Stockholders' Committee (such person or persons being referred to collectively herein as the "Designated Agent"), as such Blair Stockholder's attorneys-in-fact and agents, to do all such acts and things as agent (and not as principal) on its behalf and to exercise for and on behalf of such Blair Stockholder all such rights, powers and privileges conferred by or relating to this Agreement including its Schedules and Exhibits (collectively, the "Agreement") as fully and completely as each Blair Stockholder could on its own behalf. This power is irrevocable and coupled with an interest, and shall not be affected by the death, incapacity, illness, dissolution or other inability to act of any such Blair Stockholder. The Designated Agent shall have all of the powers and authority of the Stockholders' Committee. All references in

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 73 of 110 Pages
--------------------                                       --------------------

this Agreement to the Stockholders' Committee shall be deemed to include the Designated Agent.

          (b) Authority.   Each Blair Stockholder hereby irrevocably grants the
              ---------
Stockholders' Committee full power and authority:

              (i) to execute and deliver, on behalf of such Blair Stockholder, and to accept delivery of, on behalf of such Blair Stockholder, such documents as may be deemed by the Stockholders' Committee, in their sole discretion, to be appropriate to consummate this Agreement and each of the contemplated transactions hereunder;

              (ii) to endorse and to deliver on behalf of such Blair Stockholder, certificates representing the Blair Shares to be transferred by such Blair Stockholder at the Closing;

              (iii) to acknowledge receipt at the Closing of the Initial Todhunter Share Component, as payment for each Blair Share sold by such Blair Stockholder at the Closing, as payment for such Blair Shares in accordance with the terms of the Agreement, and to certify, on behalf of such Blair Stockholder, as to the accuracy of such of the representations and warranties as given by such Blair Stockholder under, or pursuant to the terms of, this Agreement;

              (iv) to (i) dispute or refrain from disputing, on behalf of such Blair Stockholder, any claim made by Todhunter under this Agreement; (ii) negotiate and compromise, on behalf of such Blair Stockholder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement; and (iii) execute, on behalf of such Blair Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy;

              (v) to waive, on behalf of such Blair Stockholder, any closing condition contained in Section 6(b) of this Agreement or elsewhere and to give or agree to, on behalf of such Blair Stockholder, any and all consents, waivers, amendments or modifications, deemed by the Stockholders' Committee, in their sole discretion, to be necessary or appropriate, under this Agreement, and, in each case, to execute and deliver any documents that may be necessary or appropriate in connection therewith;

              (vi) to execute, deliver and perform the Escrow Agreement, and to enforce the rights of each Blair Stockholder thereunder;

              (vii) to enforce, on behalf of such Blair Stockholder, any claim against Todhunter arising under this Agreement;

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 74 of 110 Pages
--------------------                                       --------------------

               (viii) to deliver on behalf of each Blair Stockholder the tax identification or social security number and such other information as is reasonably required to enable Todhunter to satisfy its reporting requirements under the Code and the regulations of the IRS promulgated thereunder;

               (ix) to engage attorneys, accountants and agents at the expense of Blair Stockholders;

               (x)     to amend this Agreement (other than this Article 9) and

               (xi) to give such instructions and to take such action or refrain from taking such action, on behalf of such Blair Stockholder, as the Stockholders' Committee deems, in their sole discretion, necessary or appropriate to carry out the provisions of this Agreement.

          (c)  Reliance.  Each Blair Stockholder hereby agrees that:
               --------

               (i) In all matters in which action by the Stockholders' Committee is permitted, a majority of the members of the Committee is authorized to act on behalf of Blair Stockholders notwithstanding any dispute or disagreement among the members of the Stockholders' Committee, or between any Blair Stockholder and the Stockholders' Committee, and Todhunter shall be entitled to, and shall rely on any and all action taken by the Stockholders' Committee, a majority of the members thereof or the Designated Agent, under this Agreement without any liability to, or obligation to inquire of, any of the Blair Stockholders or the other members of the Stockholders' Committee, notwithstanding any knowledge on the part of Todhunter of any such dispute or disagreement;

               (ii) notice to any member of the Stockholders' Committee, delivered in the manner provided in Section 8(h), shall be deemed to be notice to all of the members of the Stockholders' Committee and to all the Blair Stockholders for the purposes of this Agreement;

               (iii) the power and authority of the Stockholders' Committee, as described in this Agreement, shall continue in force until all rights and obligations of the Blair Stockholders under this Agreement shall have terminated, expired or been fully performed;

               (iv) subject to Section (e) below, a majority in interest of the Blair Stockholders shall have the right, exercisable from time to time upon written notice delivered to the Stockholders' Committee and Todhunter: to remove any member or members of the Stockholders' Committee, with or without cause; to appoint a Blair Stockholder, or such other person as may be agreed to by the Blair Stockholders, to fill a

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 75 of 110 Pages
--------------------                                       --------------------

vacancy caused by the death, resignation or removal of a member of the Stockholders' Committee; and to appoint to fill the vacancies created thereby;

          (v) subject to Section (e) below, if any member of the Stockholders' Committee resigns or is removed or otherwise ceases to function in his capacity as such for any reason whatsoever, and no successor is appointed pursuant to subparagraph (iv) above within thirty (30) days, the Stockholders' Committee shall consist solely of the remaining members of the Stockholders' Committee. If, as a result of such resignation, removal or cessation, there are no remaining members of the Stockholders' Committee and no successor is appointed by a majority in interest of the Blair Stockholders within thirty (30) days, then Todhunter shall have the right to appoint a Blair Stockholder to act as the sole member of the Stockholders' Committee, to serve in the manner described in this Agreement; and

          (vi) there shall at no time be more than three (3) members of the Stockholders' Committee.

     (d)  Actions by Blair Stockholders.  Each Blair Stockholder agrees
          -----------------------------
that, notwithstanding the foregoing, at the request of the Stockholders' Committee, such Blair Stockholder shall take all actions necessary or advisable to consummate the transactions contemplated hereunder (including, without limitation, delivery of such Blair Stockholder's Blair Shares and acceptance of the Todhunter Shares therefor) individually on such Blair Stockholder's own behalf, and delivery of any other documents required of Blair Stockholders pursuant to the terms hereof.

     (e)  Additional Baronoff Protective Provisions.  Peter Baronoff, and
          -----------------------------------------
his heirs, successors and lawful representatives shall have the right to designate one (1) of the members of the Stockholders' Committee (the "Baronoff Designee") (it being understood that Peter Baronoff himself is the initial Baronoff Designee);

     (f)  Indemnification of Stockholders' Committee.  Each Blair
          ------------------------------------------
Stockholder shall, severally indemnify each member of the Stockholders' Committee against any claims or losses (except such as result from such member's gross negligence or willful misconduct) that such member may suffer or incur in connection with any action or omission of such member as a member of the Stockholders' Committee. Each Blair Stockholder shall bear its pro rata portion of such claims or losses. No member of the Stockholders' Committee shall be liable to any Blair Stockholder with respect to any action or omission taken or omitted to be taken by the Stockholders' Committee pursuant to this Article 9, except for such member's gross negligence or willful misconduct.

                                 SCHEDULE 13D
--------------------                                    --------------------
CUSIP No. 0008890501                                    Page 76 of 110 Pages
--------------------                                    --------------------



          IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.


                                    TODHUNTER INTERNATIONAL, INC.


                                    By:/s/ A. Kenneth Pincourt, Jr.
                                       ---------------------------------------
                                       A. Kenneth Pincourt, Jr.,
                                       President


                                    TODHUNTER ACQUISITION, INC.


                                    By:/s/ A. Kenneth Pincourt, Jr.
                                       ---------------------------------------
                                       A. Kenneth Pincourt, Jr.,
                                       President


                                    BLAIR IMPORTERS, LTD.


                                    By:/s/ Peter Baronoff
                                       ----------------------------------------
                                       Name:   Peter Baronoff
                                       Title:  President


BLAIR STOCKHOLDERS:


/s/ Herman I. Merinoff                      /s/ Nancy Drucker Stone
---------------------------                 -------------------------
Herman I. Merinoff                          Nancy Drucker Stone


/s/ Patricia Drucker North                  /s/ Steven Drucker
---------------------------                 -------------------------
Patricia Drucker North                      Steven Drucker


/s/ Linda Merinoff                           /s/ Barbara Merinoff
---------------------------                 -------------------------
Linda Merinoff                              Barbara Merinoff

                                 SCHEDULE 13D
-------------------                                       --------------------
CUSIP No. 0008890501                                      Page 77 of 110 Pages
-------------------                                       --------------------


/s/ Charles Merinoff                        /s/ Charles Merinoff
-----------------------------               ------------------------------------
Charles Merinoff, As                        Charles Merinoff, as Custodian for
Custodian for Brian David                   Jacob Paul Onufrychuk
Onufrychuk


/s/ Charles Merinoff                        /s/ Spencer Merinoff
------------------------------               ---------------------------------
Charles Merinoff, As                        Spencer Merinoff,
Custodian for Zachary
Onufrychuk


/s/ Spencer Merinoff                        /s/ Spencer Merinoff
------------------------------              ----------------------------------
Spencer Merinoff, As                        Spencer Merinoff, as Custodian for
Custodian for Leslie Merinoff               Andrew Merinoff
Onufrychuk


/s/ Abby C. Crisses                         /s/ Stephen Meresman
------------------------------              -----------------------------------
Abby C. Crisses                             Stephen Meresman


/s/ Peter Baronoff                          /s/ Peter Baronoff
------------------------------              -----------------------------------
Peter Baronoff                              Peter Baronoff, As Custodian for
                                            Shanna Rose Baronoff


/s/ Peter Baronoff                           /s/ Bruce Levine
------------------------------               ----------------------------------
Peter Baronoff, As Custodian                 Bruce Levine
for Jillian Ray Baronoff


/s/ Jack Battipaglia
------------------------------
Jack Battipaglia, Jr.


CHARLES MERINOFF TRUST                      CATHY ELLEN ONUFRYCHUK
                                            FAMILY TRUST

By:/s/ Spencer Merinoff                     By:/s/ Charles Merinoff
------------------------------              -----------------------------------
Spencer Merinoff                                   Charles Merinoff

                                 SCHEDULE 13D

--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 78 of 110 Pages
--------------------                                       --------------------

                        LIST OF EXHIBITS AND SCHEDULES


Exhibit A           Certificate of Merger

Exhibit B           Blair Disclosure Schedule

Exhibit C           Unanimous Written Consent of the Blair Stockholders

Exhibit D           Todhunter Disclosure Schedule

Exhibit E           Written Consent of Sole Shareholder of Merger Sub

Schedule 3(a)       Certificate of Incorporation and Bylaws of Blair

Schedule 4(a) Certificate of Incorporation and Bylaws of Todhunter and of Merger Sub

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 79 of 110 Pages
--------------------                                       --------------------


                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of April 29, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 4 days to the date previously established for the delivery by each party to the other of Disclosure Schedules and Exhibits; and, further, to revise as set forth below the obligation of Blair to provide unaudited financial statements in accordance with the Agreement. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENT.  The Parties hereby agree to amend the Agreement as
                 ---------
follows:
          A. The date in Section 5(s) of the Agreement shall be amended to read "May 6, 1994" rather than "May 2, 1994"; and

          B. Notwithstanding the requirements of the first sentence of Section 5(a) of the Agreement, Blair's obligations in respect of

                                 SCHEDULE 13D

-------------------                                        --------------------
CUSIP No. 0008890501                                       Page 80 of 110 Pages
-------------------                                        --------------------

delivering unaudited financial statements of Blair to Todhunter shall be limited to delivering to Todhunter, on or before May 9, 1994, its unaudited financial statements for the four months ended April 30, 1994, including its unaudited balance sheets and statements of income, changes in stockholders' equity and cash flows (including related notes and schedules) for such fiscal period.

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This First Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This First Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this First Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.


By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       ---------------------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS. LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to the
                                    terms of Section 9(b)(x) of the Agreement
By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President
                                    /s/ Peter Baronoff
                                    ------------------------------------------
                                    Peter Baronoff

                                     /s/ Stephen Meresman
                                    ------------------------------------------
                                    Stephen Meresman

                                     /s/ Jeffrey M. Cole
                                    -------------------------------------------
                                    Jeffrey M. Cole

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 81 of 110 Pages
--------------------                                       --------------------


               SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER



     SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of May 23, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 14 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair;     and, further, to revise
accordingly certain other dates in the Agreement as set forth herein. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTS.  The Parties hereby agree to amend the Agreement as
                 ----------
follows:
          A. The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "June 15, 1994" rather than "May 31, 1994"; and

          B.  The date in Section 7(a)(ii) and in Section 7(a)(iv)

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 82 of 110 Pages
--------------------                                       --------------------


shall be amended, in each case, to read "June 29, 1994" rather than "June 15, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Second Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Second Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Second Amendment as of the date first written above.


TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       -----------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS, LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to the
                                    terms of Section 9(b)(x) of the Agreement

By:___________________________
   Name:
   Title:                          ____________________________________
                                   Peter Baronoff

                                   ____________________________________
                                   Stephen Meresman

                                   ____________________________________
                                   Jeffrey M. Cole

                                 SCHEDULE 13D

-------------------                                        -------------------
CUSIP No. 0008890501                                       Page 83 of 110 Pages
-------------------                                        -------------------


                THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER



     THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 14, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 7 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair.     Accordingly, the Parties
hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTs.  The Parties hereby agree to amend the Agreement as
                 ----------
follows: The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "June 22, 1994" rather than "June 15, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Third Amendment shall be governed by, and construed in accordance

                                 SCHEDULE 13D
--------------------                                       --------------------
CUSIP No. 0008890501                                       Page 84 of 110 Pages
--------------------                                       --------------------


with, the law of the State of Florida. This Third Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Third Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       -----------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS. LTD.              BLAIR STOCKHOLDERS, By the
                                   Stockholders Committee, pursuant to the terms of Section 9(b)(x) of the Agreement

By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President                          /s/ Peter Baronoff
                                     ----------------------------------
                                     Peter Baronoff

                                      /s/ Stephen Meresman
                                     ----------------------------------
                                     Stephen Meresman

                                      /s/ Jeffrey M. Cole
                                     -----------------------------------
                                     Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 85 of 110 Pages
--------------------                                 --------------------


                FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 17, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 7 days to the date previously established as the date by which Todhunter was deemed to have completed its due diligence with respect to Blair. Accordingly, the Parties hereby agree as follows:

     Section 1.     Definitions.  Except as otherwise defined herein, terms
                    -----------
defined in the Agreement are used herein as defined therein.

     Section 2.     Amendments.  The Parties hereby agree to amend the Agreement
                    ----------
as follows: The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "June 29, 1994" rather than "June 22, 1994".

     Section 3.     Miscellaneous.  Except as herein provided, the Agreement
                    -------------
shall remain unchanged and in full force and effect. This Fourth Amendment shall be governed by, and construed in accordance with, the law

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 86 of 110 Pages
--------------------                                 --------------------


of the State of Florida.  This Fourth Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Fourth Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.                             TODHUNTER ACQUISITION, INC.

By:\s\A. Kenneth Pincourt, Jr.                            By:\s\A. Kenneth Pincourt, Jr.
   ----------------------------                               -------------------------------
   Name: A. Kenneth Pincourt, Jr.                             Name: A. Kenneth Pincourt, Jr.
   Title: President                                           Title: President

BLAIR IMPORTERS, LTD.                                     BLAIR STOCKHOLDERS, By the
                                                          Stockholders Committee, pursuant
                                                          to the terms of Section 9(b)(x) of
                                                          the Agreement
By:\s\Peter Baronoff
   -------------------------------
   Name: Peter Baronoff
   Title: President                                       \s\Peter Baronoff
                                                          --------------------------------------
                                                          \s\Stephen Meresman
                                                          --------------------------------------
                                                          \s\Jeffrey M. Cole
                                                          --------------------------------------

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 87 of 110 Pages
--------------------                                 --------------------


                FIFTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER



     FIFTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 28, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 6 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair;     and, further, to revise
accordingly certain other dates in the Agreement as set forth herein. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTs.  The Parties hereby agree to amend the Agreement as
                 ----------
follows:

          A. The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "July 5, 1994" rather than "June 29, 1994"; and

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 88 of 110 Pages
--------------------                                 --------------------


          B. The date in Section 7(a)(ii) and in Section 7(a)(iv) shall be amended, in each case, to read "July 5, 1994" rather than "June 29, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Fifth Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Fifth Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Fifth Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ Joseph A. Loveland, Jr.     By: /s/ Joseph Al Loveland, Jr.
   ----------------------------        ----------------------------
   Joseph A. Loveland, Jr.                Joseph A. Loveland, Jr.
   Vice President                         Vice President


BLAIR IMPORTERS. LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to
                                    the terms of Section 9(b)(x) of the
                                    Agreement

By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President                          /s/ Peter Baronoff
                                     -------------------
                                     Peter Baronoff

                                      /s/ Stephen Meresman
                                     ---------------------
                                     Stephen Meresman

                                      /s/ Jeffrey M. Cole
                                     --------------------
                                     Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 89 of 110 Pages
--------------------                                 --------------------


                SIXTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     SIXTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 5, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 3 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair;     and, further, to revise
accordingly certain other dates in the Agreement as set forth herein. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTs.  The Parties hereby agree to amend the Agreement as
                 ----------
follows:

          A. The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "July 8, 1994" rather than "July 5, 1994"; and

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 90 of 110 Pages
--------------------                                 --------------------

          B. The date in Section 7(a)(ii) and in Section 7(a)(iv) shall be amended, in each case, to read "July 8, 1994" rather than "July 5, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Sixth Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Sixth Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Sixth Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       -----------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS. LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to
                                    the terms of Section 9(b)(x) of the
                                    Agreement
By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President                        /s/ Peter Baronoff
                                    -------------------
                                    Peter Baronoff

                                    /s/ Stephen Meresman
                                    ---------------------
                                    Stephen Meresman

                                    /s/ Jeffrey M. Cole
                                    --------------------
                                    Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 91 of 110 Pages
--------------------                                 --------------------


               SEVENTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     SEVENTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 7, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 17 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair;     and, further, to revise
accordingly certain other dates in the Agreement as set forth herein. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTS.  The Parties hereby agree to amend the Agreement as
                 ----------
follows:

          A. The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "July 25, 1994" rather than "July 8, 1994"; and

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 92 of 110 Pages
--------------------                                 --------------------

          B. The date in Section 7(a)(ii) and in Section 7(a)(iv) shall be amended, in each case, to read "July 25, 1994" rather than "July 8, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Seventh Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Seventh Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Seventh Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       -----------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS. LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to
                                    the terms of Section 9(b)(x) of the
                                    Agreement
By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President                        /s/ Peter Baronoff
                                    -------------------
                                    Peter Baronoff

                                    /s/ Stephen Meresman
                                    ---------------------
                                    Stephen Meresman

                                    /s/ Jeffrey M. Cole
                                    --------------------
                                    Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 93 of 110 Pages
--------------------                                 --------------------


                EIGHTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     EIGHTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 22, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties".

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to add 11 days to the date previously established as the date by which Todhunter was deemed to have
completed its due diligence with respect to Blair;     and, further, to revise
accordingly certain other dates in the Agreement as set forth herein. Accordingly, the Parties hereby agree as follows:

     Section 1.  DEFINITIONS.  Except as otherwise defined herein, terms defined
                 -----------
in the Agreement are used herein as defined therein.

     Section 2.  AMENDMENTS.  The Parties hereby agree to amend the Agreement as
                 ----------
follows:

          A. The date in Section 6(a)(xvii)(i) of the Agreement shall be amended to read "August 5, 1994" rather than "July 25, 1994"; and

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 94 of 110 Pages
--------------------                                 --------------------

          B. The date in Section 7(a)(ii) and in Section 7(a)(iv) shall be amended, in each case, to read "August 5, 1994" rather than "July 25, 1994".

     Section 3.  MISCELLANEOUS.  Except as herein provided, the Agreement shall
                 -------------
remain unchanged and in full force and effect. This Eighth Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Eighth Amendment may be executed in counterparts.

     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Eighth Amendment as of the date first written above.

TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.



By: /s/ A. Kenneth Pincourt, Jr.    By: /s/ A. Kenneth Pincourt, Jr.
   -----------------------------       -----------------------------
   A. Kenneth Pincourt, Jr.            A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS. LTD.               BLAIR STOCKHOLDERS, By the
                                    Stockholders Committee, pursuant to
                                    the terms of Section 9(b)(x) of the
                                    Agreement
By: /s/ Peter Baronoff
   ----------------------------
   Peter Baronoff
   President                        /s/ Peter Baronoff
                                    -------------------
                                    Peter Baronoff

                                    /s/ Stephen Meresman
                                    ---------------------
                                    Stephen Meresman

                                    /s/ Jeffrey M. Cole
                                    --------------------
                                    Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 95 of 110 Pages
--------------------                                 --------------------

                NINTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     NINTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 29, 1994, by and among Todhunter International, Inc., Todhunter Acquisition, Inc., Blair Importers, Ltd. and the shareholders of Blair Importers, Ltd. All of such parties are collectively referred to hereafter as the "Parties."

     The Parties are parties to the Agreement and Plan of Merger, entered into as of April 22, 1994 (together with all the Exhibits and Schedules thereto, collectively and as amended to date, the "Agreement").

     The Parties mutually desire to amend the Agreement to reflect the obligation of the Blair Stockholders to make additional contributions of paid-in-capital, and to amend the conditions precedent to the Agreement and to reflect certain other agreements. Accordingly, the Parties hereby agree as follows:

     Section 1.     Definitions.  Except as otherwise defined herein, terms
                    -----------
defined in the Agreement are used herein as defined therein.

     Section 2.     Amendments.  The Parties hereby agree to amend the Agreement
                    ----------
as follows:

          A. Section 5(a) of the Agreement shall be amended by adding the following new paragraph at the end of such section:

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 96 of 110 Pages
--------------------                                 --------------------

     Additionally, the Blair Stockholders, on behalf of Blair, shall deliver to Todhunter, within 45 days of the Closing, a copy of Blair's audited balance sheet and statement of income, changes in stockholder's equity, and cash flows for the period commencing January 1, 1994, and ending on the date of the Closing (including related notes and schedules).

          B. The cross-reference in Section 6(a)(i) of the Agreement to "Section 6(b)(iii)" shall be amended to read "Section 6(b)(i)";

          C. Section 6(a)(ii) of the Agreement shall be amended by adding the following additional term to the end of such Section 6(a)(ii):

     "The Blair Stockholders shall provide Todhunter with evidence satisfactory to Todhunter that, at a point in time after April 22, 1994, but prior to the Closing, the Blair Stockholders contributed to Blair an amount equal to $410,000, as additional paid-in-capital, corresponding to a $410,000 decrease in the amounts due from Blair to Charmer Industries, Inc. (and to be reimbursed to Charmer pro rata by the Blair Stockholders)."

          D. Section 6(i)(iii) and Section 6(b)(i) of the Agreement shall each be deleted and replaced, in each case, with the following revised provision:

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 97 of 110 Pages
--------------------                                 --------------------

     "(A) Todhunter or Blair shall, at the Closing, have obtained at least $4,200,000 of net proceeds from the financing contemplated by Section 6(a)(i); (B) an aggregate amount equal to (i) $1,800,000, less (ii) the amount by which the net proceeds to Todhunter or Blair from the financing contemplated by Section 6(a)(i) is less than $5,000,000 (the "Loan Shortfall") shall have been paid by Todhunter or Blair to Charmer Industries, Inc., Susan Merinoff and the Merinoff Family Limited Partnership (the "Merinoff/Charmer Creditors") in reduction of Blair's indebtedness to the Merinoff/Charmer Creditors; (C) $3,500,000 shall have been paid by Todhunter or Blair to Chemical Bank in repayment of Blair's existing indebtedness to Chemical Bank; and (D) the Blair Stockholders shall have made a $1 million loan to Blair (the "Blair Stockholder Loan") at a point in time after April 22, 1994, but prior to the Closing."

          E. Section 6(a)(iv) and Section 6(b)(ii) of the Agreement shall each be deleted and replaced, in each case, with the following new provision:

          "The indebtedness of Blair to Charmer Industries, Inc., remaining after the payments contemplated by Sections 6(a)(iii) and 6(b)(i), and the indebtedness of Blair

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 98 of 110 Pages
--------------------                                 --------------------

     to the Blair Stockholders in respect of the Blair Stockholder Loan, shall not exceed $4.2 million plus (i) the Loan Shortfall, and (ii) cash advances by Charmer Industries, Inc. to Blair after July 25, 1994 (the "July Advances"), not exceeding $200,000, and shall be documented, collectively, in the form of the Guaranteed Subordinated Note Agreement attached as Exhibit F to the Ninth Amendment to this Agreement (adjusted to reflect the principal amount of such indebtedness outstanding on the date of execution thereof, but not to exceed $4.2 million plus (i) the Loan Shortfall, and
     (ii) the July Advances, not to exceed $200,000) and each of Blair, Todhunter, Charmer Industries, Inc., and the Stockholders Committee, as indicated, shall have executed and delivered to the other such Guaranteed Subordinated Note Agreement."

     Section 3.     Miscellaneous.  Except as herein provided, the Agreement
                    -------------
shall remain unchanged and in full force and effect. This Ninth Amendment shall be governed by, and construed in accordance with, the law of the State of Florida. This Ninth Amendment may be executed in counterparts.

                                 SCHEDULE 13D

--------------------                                 --------------------
CUSIP No. 0008890501                                 Page 99 of 110 Pages
--------------------                                 --------------------


     IN WITNESS WHEREOF, the authorized representatives of the Parties have executed this Ninth Amendment as of the date first written above.


TODHUNTER INTERNATIONAL, INC.       TODHUNTER ACQUISITION, INC.


By:/s/ A. Kenneth Pincourt, Jr.     By:/s/ A. Kenneth Pincourt, Jr.
   ----------------------------        --------------------------------
   A.Kenneth Pincourt, Jr.             A. Kenneth Pincourt, Jr.
   President                           President


BLAIR IMPORTERS, LTD.               BLAIR STOCKHOLDERS, by the
                                    Stockholders Committee, pursuant to
                                    the terms of Section 9(b)(x) of the
                                    Agreement
By:/s/ Peter Baronoff
   -----------------------------
   Peter Baronoff
   President                        /s/ Peter Baronoff
                                    ------------------------------------
                                    Peter Baronoff


                                    /s/ Stephen Meresman
                                    ------------------------------------
                                    Stephen Meresman


                                    /s/ Jeffrey M. Cole
                                    ------------------------------------
                                    Jeffrey M. Cole

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 100 of 110 Pages
--------------------                                 ---------------------


                                                                       EXHIBIT 3
                                ESCROW AGREEMENT
                                ----------------

          THIS ESCROW AGREEMENT (this "Agreement"), made as of this 5th day of August, 1994 by and among TODHUNTER INTERNATIONAL, INC. ("TI"), a Delaware corporation, BLAIR IMPORTERS, LTD. ("Blair"), a New York corporation, and the persons who, prior to the Closing referred to below, are the shareholders of Blair (the "Shareholders"), by their SHAREHOLDERS' COMMITTEE, duly appointed (the "Shareholders' Committee"), and FIRST UNION NATIONAL BANK OF FLORIDA, a national banking association (the "Escrow Agent").

                             W I T N E S S E T H :
                             -------------------

          WHEREAS, TI, Blair and the Shareholders are parties to that certain Agreement and Plan of Merger dated as of April 22, 1994 (as amended, the "Merger Agreement") pursuant to which TI has agreed to purchase all of the capital stock of Blair from the Shareholders; and

          WHEREAS, pursuant to Section 5(p) of the Merger Agreement, the Shareholders have agreed to indemnify TI for certain potential Damages (as such term is defined in the Merger Agreement), and to secure this obligation of the Shareholders, the parties to the Merger Agreement have agreed that the Shareholders will place certain shares of TI Common Stock (the "Escrow Shares"), along with a cash fund (the "Escrow Funds" and together with the Escrowed Shares, the "Escrow Amount") in escrow with Escrow Agent to be used for payment of any eligible Damages, pursuant to the terms of Section 5(p) of the Merger Agreement;

          WHEREAS, Escrow Agent is willing to hold the Escrow Amount in escrow on the terms and conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

          1.   Receipt.  Concurrently with the Closing, as defined under the
               -------
Merger Agreement, or, in the case of the Escrow Shares, as promptly thereafter as the same shall have been issued by TI's transfer agent, TI shall deliver to the Shareholders, and the Shareholders shall deliver to Escrow Agent the Escrow

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 101 of 110 Pages
--------------------                                 ---------------------

Amount. The exact contents of the Escrow Amount on the date hereof are as set forth on Exhibit A attached hereto. Receipt of the portion of the Escrow Amount as described on Exhibit A by the Escrow Agent is hereby acknowledged by the Escrow Agent's execution hereof.

          2.   (a)  Deposit.  Escrow Agent shall promptly deposit and maintain
                    -------
the Escrow Funds in an escrow deposit account (the "Bank Account") to be established internally in a commercial demand deposit account with no interest paid and no bank fees charged at Escrow Agent's bank by Escrow Agent bearing interest at such rate or rates as is paid by Escrow Agent on deposits of similar funds maintained from time to time by Escrow Agent's commercial depositors. TI and the Shareholders hereby acknowledge that the Escrow Funds as so deposited shall accrue interest in the Bank Account for the benefit of the Shareholders subject to joint notice as provided in (S) 3(a) that such funds are to be disbursed to TI. The Shareholders shall be responsible for the payment of all taxes relating to such interest. Without limiting the generality of any other provision of this Escrow Agreement, (a) except for the maintenance of the Escrow Funds in a demand deposit account as provided herein, Escrow Agent shall have no responsibility to make any investment of all or any portion of the Escrow Funds and neither TI nor any of the Shareholders shall be entitled to direct the Escrow Agent to make any investment thereof, and (b) except for its agreement to hold and distribute the Escrow Shares as provided herein, the Escrow Agent assumes no responsibility with respect to the Escrow Shares, or any of them, including, without limitation, any duty to vote, provide any consent or to exercise any rights or options with respect to any of the Escrow Shares.

          (b) The Escrow Agent shall place into a secure location and hold there the Escrow Shares and shall provide to the Shareholders' Committee and to TI a receipt for all Escrow Shares as they are received.

          3.   (a)  Release from Escrow.  Upon receipt of an original written
                    -------------------
notice executed jointly by TI and the Shareholders' Committee instructing the Escrow Agent to pay to TI eligible Damages as designated mutually by TI and the Shareholders' Committee in such notice (such notice to be in form and substance satisfactory to the Escrow Agent), Escrow Agent shall pay to TI such designated amount, in Escrow Funds and/or Escrow Shares, as so instructed. It is understood and agreed that the certificates evidencing the Escrow Shares may not from time to time represent the proper number of shares to be distributed to the parties as provided herein. In such event, the joint notice shall provide that Escrow Agent is to deliver

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 102 of 110 Pages
--------------------                                 ---------------------

the certificate evidencing the Escrow Shares to TI's transfer agent identified in such notice for reissuance in denominations which are sufficient to distribute the proper numbers of shares to the parties as directed by such notice. The Escrow Agent shall have no responsibility whatsoever with respect to any such Escrow Shares, or the certificates evidencing the same, sent to TI's transfer agent as directed by such joint notice; provided, however, that the Escrow Agent agrees to hold any such Escrow Shares returned to it, on the terms of, and subject to further distribution as provided in, this Escrow Agreement. Escrow Agent shall continue to make such payments against each such notice until the earliest of (i) 24 months from the date hereof (the "Termination Date") or
(ii) the expenditure of the entire Escrow Amount pursuant to this Section 3, whereupon the Escrow Agent shall have no further responsibility under this Escrow Agreement.

          4.   Balance.  TI and the Shareholders agree that any Escrow Shares or
               -------
Escrow Funds remaining in the Escrow Amount on the Termination Date shall be delivered/paid-over promptly by Escrow Agent to the Shareholders, in accordance with written instructions from the Shareholders' Committee except to the extent that any such Escrow Amount items are the subject of then outstanding claims or disputes.

          5.   Disputes.  In the event of any dispute among TI and the
               --------
Shareholders, or any of them, with respect to this Escrow Agreement and/or all or any portion of the Escrow Amount, Escrow Agent shall not be required to, and shall not, comply with any notices, claims or demands from TI and the Shareholders, or any of them, as long as any such dispute may continue, and Escrow Agent shall make no delivery, disbursement or other disposition of all or any portion of the Escrow Amount (other than to the registry of a court of competent jurisdiction or as otherwise may be directed by a court of competent jurisdiction) until it has received joint instructions signed by TI and the Shareholders' Committee or a final order, decree or judgment from a court of competent jurisdiction or a final written decision in an arbitral proceeding directing disposition of the Escrow Amount. Escrow Agent shall not be deemed to have knowledge of any such dispute unless and until it shall have received notice in writing thereof from TI and/or any of the Shareholders.

          6.   Interest Included.  Any and all interest accrued on the Escrow
               -----------------
Funds shall be included in the Escrow Amount, and all references to the Escrow Amount herein shall be deemed to include such interest.

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 103 of 110 Pages
--------------------                                 ---------------------

          7.   Notices.  All notices to be given or permitted to be given under
               -------
this Escrow Agreement shall be in writing, and shall be delivered personally by hand, telecopied (except for any notice pursuant to (S) 3(a)), or mailed (by registered or certified mail, postage prepaid) to the addresses set forth below.

               Notices to Escrow Agent shall be sent to:
               ----------------------------------------

               First Union National Bank of Florida
               Corporate Trust Department
               200 South Biscayne Boulevard, 14th Floor
               Miami, FL  33131

               Attn:  Isabel de Lara, Corporate Trust Officer
               Telecopier:  305-789-4678

               Notices to the Shareholders shall be sent to:
               --------------------------------------------

               Charles Merinoff/Shareholders' Committee
               Charmer Industries
               19-50 48th Street
               Astoria, NY  11015

               Notices to TI shall be sent to:
               ------------------------------

               Todhunter International, Inc.
               Esperante Building - 15th Floor
               West Palm Beach, FL  33401
               Attn:  A. Kenneth Pincourt, Jr., President

Each such notice will be effective (i) if by telecopier, when such telecopy is confirmed as received, or (ii) if by any other specified means, when delivered to the correct address.

          8.   Duties.  Escrow Agent undertakes to perform only such duties as
               ------
are expressly set forth herein and no implied duties or obligations shall be read into this Agreement against Escrow Agent.

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 104 of 110 Pages
--------------------                                 ---------------------

          9.  Reliance.  Escrow Agent may act in reliance on any writing or
              --------
instrument or signature which it, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument and may assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof has been duly authorized to do so. Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner and execution, or validity of any instrument deposited pursuant to this Agreement, nor as to the identity, authority, or right of any person executing the same; and its duties hereunder shall be limited to the safekeeping of the certificates, moneys, instruments or other documents received by it as such escrow holder, and for the disposition of the same in accordance with the terms of this Agreement.

          10.  Indemnification.  TI and the Shareholders hereby agree, jointly
               ---------------
and severally, with right of contribution, to indemnify Escrow Agent and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fees, or charges of any character or nature, which it may incur or with which it may be threatened by reason of its acting as escrow agent under this Agreement; and in connection therewith, to indemnify Escrow Agent against any and all expenses, including attorneys' fees and the cost of defending any action, suit or proceeding or resisting any claim. The Escrow Agent shall be vested with a lien on all property deposited hereunder, for indemnification, for attorneys' fees, court costs, in any suit, interpleader or otherwise, or any other expense, fees or charges of any character or nature, which may be incurred by the Escrow Agent hereunder, or otherwise in respect hereof, with the right of the Escrow Agent, regardless of the instructions aforesaid, to hold such property until and unless such additional expenses, fees and charges shall be fully paid.

          11.  Right to Interplead. (a)  If any two parties shall be in
               -------------------
disagreement about the interpretation of this Agreement, or about the rights and obligations of, or the property held by, or of any action contemplated by, Escrow Agent hereunder, Escrow Agent may, at its sole discretion, file an action in interpleader to resolve the said disagreement. Escrow Agent shall be indemnified for all costs, including reasonable attorney's fees, in connection with the aforesaid interpleader action, and shall be fully protected in suspending all or a part of its activities under this Agreement until a final judgement in the interpleader action is received. In the event of disagreement about the interpretation of this Agreement or about the rights and obligations or the propriety of any action contemplated by the

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 105 of 110 Pages
--------------------                                 ---------------------


Escrow Agent hereunder, the Escrow Agent may, at its sole discretion, file an action in interpleader to resolve the said disagreement.

          (b) The Escrow Agent shall be, and hereby is, jointly and severally, with right of equal contribution, indemnified by TI and the Shareholders for all of the charges and costs, including reasonable attorney's fees in connection with the aforesaid interpleader.

          12.  Rights to Counsel.  Escrow Agent may consult with counsel of its
               -----------------
own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. Escrow Agent shall otherwise not be liable for any mistakes of fact or error judgement, or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence.

          13.  Resignation.  Escrow Agent may resign upon thirty (30) days'
               -----------
written notice to the parties in this Agreement. If a successor Escrow Agent is not appointed by the parties within this thirty day period, Escrow Agent may petition the Circuit Court of Dade County, Florida to name a successor.

          14.  Fees. TI and the Shareholders hereby, jointly and severally, with
               ----
right of equal contribution, agree to pay Escrow Agent's compensation for the services to be rendered hereunder according to the fee schedule attached as Exhibit B hereto and to pay reasonable compensation for all additional services of Escrow Agent which are requested by the parties and performed by Escrow Agent.

          15.  General.  (a) The right created by this Agreement shall inure to
               -------
the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of Escrow Agent and all parties to this Agreement.

          (b) This Agreement will be governed by, and construed in accordance with the substantive laws of the State of Florida, without regard to the principles of conflicts of law thereunder.

          (c) This Escrow Agreement shall be binding upon all of the parties hereto and may not be modified or amended orally, but only by a writing signed by all parties hereto.

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 106 of 110 Pages
--------------------                                 ---------------------

          (d) This Escrow Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Escrow Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

                TODHUNTER INTERNATIONAL, INC.

                By\s\A. Kenneth Pincourt
                   ------------------------------------
                   A. Kenneth Pincourt
                   President

                BLAIR IMPORTERS, LTD.

                By\s\Peter Baronoff
                   ------------------------------------
                   Peter Baronoff
                   President

                BLAIR SHAREHOLDER'S COMMITTEE
                [pursuant to the terms of Section 9(b)(x) of the Merger Agreement]

                By\s\Peter Baronoff
                   ------------------------------------
                                 Peter Baronoff

                By\s\ Stephen Meresman
                   -----------------------------------
                                Stephen Meresman

                By\s\Jeffrey M. Cole
                   -----------------------------------
                                Jeffrey M. Cole


                FIRST UNION NATIONAL BANK OF
                FLORIDA, as Escrow Agent

                By\s\Eric C. Lalloo
                   -----------------------------------
                     Eric C. Lalloo
                     Vice President

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 107 of 110 Pages
--------------------                                 ---------------------

                                                            EXHIBIT 4

     Agreement Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act
           of 1934, as amended, with respect to Schedule 13D filings.
           ----------------------------------------------------------

     The undersigned acknowledge and agree that, with respect to the securities of Todhunter International, Inc. held by each of the undersigned, that the undersigned are required to file the information required by Schedule 13D under the Securities and Exchange Act of 1934 (the "Act") with respect to such
                                              ---
securities. Accordingly, pursuant to Rule 13D(1)(f)(1) of the Act, the undersigned acknowledge and agree that with respect to such Schedule 13D and any amendment thereto, such Schedule 13D and any amendment thereto shall be deemed filed on behalf of each of them, and for such purpose each of the undersigned appoints Herman Merinoff, with power of substitution, to execute and file, in the name and on behalf of the undersigned, any and all such Schedules 13D and further amendments thereto.


     Dated:  October 28, 1998


                              /s/ Herman Merinoff
                              -------------------
                              Herman Merinoff


                              MERINOFF FAMILY CO., LLC


                              By:/s/ Spencer Merinoff
                                 --------------------
                                 Spencer Merinoff
                                 Manager


                              /s/ Linda Merinoff
                              ------------------
                              Linda Merinoff


                              /s/ Barbara Merinoff
                              --------------------
                              Barbara Merinoff

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 108 of 110 Pages
--------------------                                 ---------------------


                              /s/ Spencer Merinoff
                              ----------------------------------------
                              Spencer Merinoff


                              /s/ Charles Merinoff
                              ----------------------------------------
                              Charles Merinoff,
                              as custodian for Brian Onufrychuk



                              /s/ Charles Merinoff
                              ----------------------------------------
                              Charles Merinoff,
                              as custodian for Jacob Onufrychuk



                              /s/ Charles Merinoff
                              ----------------------------------------
                              Charles Merinoff,
                              as custodian for Zachary Onufrychuk


                              /s/ Spencer Merinoff
                              ----------------------------------------
                              Spencer Merinoff,
                              as custodian for Leslie Merinoff


                              /s/ Spencer Merinoff
                              ----------------------------------------
                              Spencer Merinoff,
                              as custodian for Andrew Merinoff

                              CHARLES MERINOFF TRUST


                              By:/s/ Spencer Merinoff
                                 -------------------------------------
                                 Spencer Merinoff
                                 Co-Trustee

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 109 of 110 Pages
--------------------                                 ---------------------


                              By:/s/ Cathy Ellen Onufrychuk
                                 -------------------------------------
                                 Cathy Ellen Onufrychuk
                                 Co-Trustee


                              CATHY ELLEN ONUFRYCHUK
                              FAMILY TRUST


                              By:/s/ Spencer Merinoff
                                 -------------------------------------
                                 Spencer Merinoff
                                 Co-Trustee


                              By:/s/ Charles Merinoff
                                 -------------------------------------
                                 Charles Merinoff
                                 Co-Trustee



                              /s/ Patricia North
                              ----------------------------------------
                              Patricia North


                              /s/ Nancy Stone
                              ----------------------------------------
                              Nancy Stone


                              /s/ Steven Drucker
                              ----------------------------------------
                              Steven Drucker


                              /s/ Peter Baronoff
                              ----------------------------------------
                              Peter Baronoff

                                 SCHEDULE 13D

--------------------                                 ---------------------
CUSIP No. 0008890501                                 Page 110 of 110 Pages
--------------------                                 ---------------------

                              /s/ Peter Baronoff
                              ----------------------------------------
                              Peter Baronoff, as custodian
                              for Shanna Baronoff


                              /s/ Peter Baronoff
                              ----------------------------------------
                              Peter Baronoff, as custodian
                              for Jillian Baronoff


                              /s/ Abby Crisses
                              ----------------------------------------
                              Abby Crisses


                              /s/ Stephen Meresman
                              ----------------------------------------
                              Stephen Meresman


                              /s/ Bruce Levine
                              ----------------------------------------
                              Bruce Levine


                              /s/ Jack Battipaglia
                              ----------------------------------------
                              Jack Battipaglia